Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

SOLENO THERAPEUTICS, INC.

at

$53.00 per share, payable in cash

by

SIGMA MERGER SUB, INC.

a direct wholly owned subsidiary of

NEUROCRINE BIOSCIENCES, INC.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE FOLLOWING 11:59 P.M. EASTERN TIME ON MAY 15, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

THE OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF APRIL 5, 2026 (WHICH, AS IT MAY BE AMENDED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME, WE REFER TO AS THE “MERGER AGREEMENT”), BY AND AMONG NEUROCRINE BIOSCIENCES, INC., A DELAWARE CORPORATION (WHICH WE REFER TO AS “NEUROCRINE” OR “PARENT”), SIGMA MERGER SUB, INC., A DELAWARE CORPORATION (WHICH WE REFER TO AS “PURCHASER”) AND A DIRECT WHOLLY OWNED SUBSIDIARY OF NEUROCRINE, AND SOLENO THERAPEUTICS, INC., A DELAWARE CORPORATION (WHICH WE REFER TO AS “SOLENO” OR THE “COMPANY”). THE MERGER AGREEMENT PROVIDES, AMONG OTHER THINGS, THAT IF THE OFFER IS CONSUMMATED, AS SOON AS PRACTICABLE FOLLOWING THE CONSUMMATION OF THE OFFER AND SUBJECT TO THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS, PURCHASER WILL BE MERGED WITH AND INTO SOLENO (WHICH WE REFER TO AS THE “MERGER”) WITHOUT A VOTE OF THE STOCKHOLDERS OF SOLENO IN ACCORDANCE WITH SECTION 251(H) OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE (WHICH WE REFER TO AS THE “DGCL”), WITH SOLENO CONTINUING AS THE SURVIVING CORPORATION (WHICH WE REFER TO AS THE “SURVIVING COMPANY”) IN THE MERGER. IN THE MERGER, EACH SHARE OF COMMON STOCK, PAR VALUE $0.001 PER SHARE (WHICH WE REFER TO INDIVIDUALLY AS A “SHARE” AND COLLECTIVELY AS THE “SHARES”), OF SOLENO OUTSTANDING IMMEDIATELY PRIOR TO THE EFFECTIVE TIME OF THE MERGER (OTHER THAN ANY SHARES HELD BY SOLENO, NEUROCRINE, PURCHASER OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR BY ANY PERSON WHO HAS PROPERLY EXERCISED AND PERFECTED THEIR DEMANDS FOR APPRAISAL OF SUCH PERSON’S SHARES IN THE TIME AND MANNER PROVIDED IN SECTION 262 OF THE DGCL) WILL BE CONVERTED INTO THE RIGHT TO RECEIVE THE OFFER PRICE (AS DEFINED BELOW). AS A RESULT OF THE MERGER, SOLENO WILL CEASE TO BE A PUBLICLY TRADED COMPANY AND WILL BECOME A DIRECT WHOLLY OWNED SUBSIDIARY OF NEUROCRINE. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE CONSIDERATION FOR SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING PAYMENT FOR SHARES.

The board of directors of Soleno has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Soleno and its stockholders, (ii) approved the execution, delivery and performance by Soleno of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of Soleno accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case on the terms and subject to the conditions of the Merger Agreement.

The Offer is not conditioned on obtaining financing or the funding thereof. However, the Offer is subject to various other conditions, including, among other things, (i) there having been validly tendered (and not validly withdrawn) Shares that, considered together with all other Shares (if any) beneficially owned by Neurocrine and its subsidiaries (but excluding Shares that have not yet been “received,” as such term is defined by Section 251(h)(6) of the DGCL), would represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer, (ii) the Regulatory Condition to the Offer (as defined below in Section 1—“Terms of the Offer”) and (iii) the Governmental Authority Condition to the Offer (as defined below in Section 1—“Terms of the Offer”), as described in more detail in Section 15—“Conditions to the Offer.”

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase (which we refer to as this “Offer to Purchase”) carefully before deciding whether to tender your Shares pursuant to the Offer.

QUESTIONS, REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL (WHICH WE REFER TO AS THE “LETTER OF TRANSMITTAL” AND WHICH, TOGETHER WITH THIS OFFER TO PURCHASE AND OTHER RELATED TENDER OFFER MATERIALS, AS EACH MAY BE AMENDED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME, CONSTITUTES, AND WE REFER TO AS, THE “OFFER”) MAY BE DIRECTED TO THE INFORMATION AGENT AT THE ADDRESS AND TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE. STOCKHOLDERS ALSO MAY CONTACT THEIR BROKERS, DEALERS, BANKS, TRUST COMPANIES OR OTHER NOMINEES FOR ASSISTANCE CONCERNING THE OFFER.

April 20, 2026

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you must do the following:

•

If you are a record holder, complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, with any required signature guarantees if the Letter of Transmittal so requires, and mail or deliver the Letter of Transmittal and any other required documents to Equiniti Trust Company, LLC, in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date.

•

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution and give it instructions in order to tender your Shares to Purchaser pursuant to the Offer.

* * * * *

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer. The Letter of Transmittal and any other required documents set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” must reach the Depositary prior to the expiration of the Offer (currently scheduled as one minute following 11:59 p.m. Eastern Time on May 15, 2026, unless extended or earlier terminated as permitted by the Merger Agreement).

Neither the Offer nor the Merger has been approved or disapproved by the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its addresses and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

The Information Agent for the Offer is:

7 Penn Plaza

New York, New York 10001

(212) 929-5500

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

SUMMARY TERM SHEET

Purchaser is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition (as defined below), any and all of the outstanding Shares in exchange for $53.00 per Share, payable in cash, without interest and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related tender offer materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related tender offer materials in their entirety. Neurocrine and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Soleno contained herein and elsewhere in the Offer to Purchase has been provided to Neurocrine and Purchaser by Soleno or has been taken from or is based upon publicly available documents or records of Soleno on file with the SEC at the time of the Offer. Neurocrine and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	Subject to certain conditions, including the satisfaction of the Minimum Condition (as described in Section 15—“Conditions to the Offer”), any and all of the outstanding shares of common stock, par value $0.001 per share, of Soleno Therapeutics, Inc. Unless the context otherwise requires, in this Offer to Purchase, the term “Shares” refers to shares of Soleno common stock.

Consideration Offered Per Share	$53.00 per Share, payable in cash without interest and subject to reduction for any applicable withholding taxes (which we refer to as the “Offer Price”).

Scheduled Expiration of Offer	One minute following 11:59 p.m. Eastern Time on May 15, 2026, unless the Offer is extended or terminated. See Section 1—“Terms of the Offer.”

Purchaser	Sigma Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Neurocrine Biosciences, Inc., a Delaware corporation.

Who is offering to purchase my shares?

Sigma Merger Sub, Inc., or “Purchaser,” a direct wholly owned subsidiary of Neurocrine Biosciences, Inc., is offering to purchase for cash, subject to certain conditions, including the satisfaction of the Minimum Condition, any and all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Soleno. See the “Introduction” and Section 8—“Certain Information Concerning Neurocrine and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Neurocrine. We use the term “Neurocrine” to refer to Neurocrine Biosciences, Inc. alone, the term “Purchaser” to refer to Sigma Merger Sub, Inc. alone and the terms “Soleno” and the “Company” to refer to Soleno Therapeutics, Inc. alone. We use the term “Acquired Corporation” to refer to each of Soleno and its subsidiaries, and we refer to Soleno and its subsidiaries, collectively, as the “Acquired Corporations.”

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and the entire equity interests in, Soleno. If the Offer is consummated, pursuant to the Merger Agreement, Neurocrine intends, as soon as practicable following the Offer Acceptance Time (as defined below), to cause Purchaser to consummate the Merger (as defined below). Upon consummation of the Merger, Soleno would cease to be a publicly traded company and would be a direct wholly owned subsidiary of Neurocrine.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $53.00 per Share, payable in cash without interest and subject to reduction for any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Neurocrine, Purchaser and Soleno have entered into an Agreement and Plan of Merger, dated as of April 5, 2026 (as it may be amended, supplemented or otherwise modified from time to time, we refer to as the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Soleno (which we refer to as the “Merger”). If the conditions to the Offer (including the Minimum Condition) are satisfied or waived and we consummate the Offer, we intend to effect the Merger without any vote or other action by the stockholders of Soleno pursuant to Section 251(h) of the DGCL.

See Section 11—“The Transaction Documents” and Section 15—“Conditions to the Offer.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Neurocrine and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer not already owned by Neurocrine, to provide funding for the payment in respect of outstanding stock options and restricted stock units and to provide funding for the Merger is approximately $2.9 billion, plus related fees and expenses. Neurocrine and Purchaser currently have, and will have, available to them cash on hand necessary for the payment of the aggregate Offer Price and the aggregate Merger Consideration and to satisfy all of their payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby in connection with the Closing. Neither Neurocrine nor Purchaser has entered into any financing commitment in connection with the Merger Agreement or the transactions contemplated thereby.

See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No, we do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	Neurocrine and Purchaser currently have, and will have, available to them cash on hand sufficient to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we will acquire all remaining Shares for the same consideration in the Merger as was paid in the Offer (i.e., the Offer Price).

See Section 9—“Source and Amount of Funds” and Section 11—“The Transaction Documents.”

Does Neurocrine or Purchaser already own Shares?

No, as of April 20, 2026, neither Neurocrine nor Purchaser own any Shares.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute following 11:59 p.m. Eastern Time on May 15, 2026, unless we extend the Offer pursuant to the terms of the Merger Agreement (we refer to such date and time, as it may be extended in accordance with the terms of the Merger Agreement, as the “Expiration Date”) or the Offer is earlier terminated. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

The date and time at which Purchaser accepts for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended.

Purchaser must extend the Offer from time to time for (x) any period required by any legal requirement, any interpretation or position of the SEC, the staff thereof or the Nasdaq Capital Market (which we refer to as “Nasdaq”) and the staff thereof applicable to the Offer, and (y) periods of up to ten (10) Business Days (we ascribe to the term “Business Days” the meaning given to such term in Rule 14d-1(g) under the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act”) per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated.

If, as of the then-scheduled Expiration Date, any Offer Condition (other than the Minimum Condition or such Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time) is not satisfied and has not been waived, Purchaser will be required to extend the Offer on one or more occasions for an additional period of up to ten (10) Business Days per extension (or such other period as agreed by Soleno and Neurocrine), to permit such Offer Condition to be satisfied.

If, as of the then-scheduled Expiration Date, the Minimum Condition is the only Offer Condition not satisfied (other than such Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time), Purchaser will be required to extend the Offer on up to two (2) occasions for an additional period of up to ten (10) Business Days per extension, to permit the Minimum Condition to be satisfied.

Notwithstanding the above extension options and obligations, in no event will Purchaser: (1) be required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement and the Outside Date (as defined below) (such earlier occurrence, the “Extension Deadline”) or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Soleno. Except in the event that the Merger Agreement is terminated pursuant to Article IX of the Merger Agreement, Purchaser must not terminate the Offer, or permit the Offer to expire, prior to any scheduled Expiration Date without the prior written consent of Soleno.

Either Neurocrine or Soleno may terminate the Merger Agreement, at any time prior to the time Purchaser accepts the Shares tendered pursuant to the Offer for payment, if the consummation of the Merger (which we refer to as the “Closing”) has not occurred in accordance with the terms of the Merger Agreement on or prior to 5:00 p.m. Eastern Time on October 5, 2026, which date will automatically be extended to January 5, 2027, if as of 5:00 p.m. Eastern Time on October 5, 2026, all of the Offer Conditions other than the Regulatory Condition to the Offer (as defined below), the Governmental Authority Condition to the Offer (as defined below) (in the case of the Governmental Authority Condition to the Offer, only if the restraint, prohibition or illegality arises as a result of antitrust laws), the Minimum Condition and such other Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time are satisfied or waived (such date, as it may be extended pursuant to the Merger Agreement, the “Outside Date”).

See Section 1—“Terms of the Offer” and Section 11—“The Transaction Documents” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Equiniti Trust Company, LLC, which is the depositary and paying agent for the Offer (which we refer to as the “Depositary”), of any extension and will issue a press release announcing the extension no later than 9:00 a.m. Eastern Time on the next Business Day after the previously scheduled Expiration Date.

See Section 1—“Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (which we refer to as the “Offer Conditions”):

•

there have been validly tendered (and not validly withdrawn) Shares that, considered together with all other Shares (if any) beneficially owned by Neurocrine and its subsidiaries, represent one more Share than 50% of the total number of Shares outstanding at the Expiration Date (which we refer to as the “Minimum Condition”);

•

the representations and warranties made by Soleno in the Merger Agreement are true and correct, subject to the materiality and other qualifications set forth in the Merger Agreement (which we refer to as the “Representations Condition”);

•

Soleno has complied with and performed in all material respects the covenants or agreements it is required to comply with or perform under the Merger Agreement (which we refer to as the “Obligations Condition”);

•

since the execution and delivery of the Merger Agreement, there has not been any Company Material Adverse Effect (as defined below) (which we refer to as, collectively, the “Company Material Adverse Effect Condition”);

•

all applicable waiting periods under the HSR Act and any required antitrust approvals shall have expired or been terminated (including any timing agreement entered into with any Governmental Authority) and any approvals or clearances required thereunder shall have been obtained (which we refer to as the “Regulatory Condition to the Offer”);

•

no Governmental Authority of competent jurisdiction that is within a jurisdiction that is material to the business and operations of Soleno or Neurocrine shall have issued an order, decree or ruling (whether temporary, preliminary or permanent) that (x) restrains, enjoins or otherwise prohibits the acceptance for payment of Shares pursuant to the Offer or the Merger or (y) makes the consummation of the Offer or the Merger illegal (which we refer to as the “Governmental Authority Condition to the Offer”);

•

Neurocrine and Purchaser have received a certificate executed by Soleno’s Chief Executive Officer certifying that the Representations Condition, the Obligations Condition, and the Company Material Adverse Effect Condition have been satisfied (which we refer to as the “Officer Certificate Condition”); and

•	the Merger Agreement has not been terminated in accordance with its terms (which we refer to as the “Termination Condition”).

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition (other than the Minimum Condition), and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. Without the prior written consent of Soleno, Neurocrine and Purchaser are not permitted to:

•	decrease the Offer Price (other than as a result of certain adjustments as permitted by the Merger Agreement);

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer (other than as a result of certain adjustments as permitted by the Merger Agreement);

•	impose conditions or requirements to the Offer other than the conditions described in Section 15—“Conditions to the Offer”;

•	amend or modify any of the Offer Conditions (other than to waive any condition other than the Minimum Condition);

•	change or waive the Minimum Condition;

•	extend or otherwise change the Expiration Date, except as otherwise required or expressly permitted by the Merger Agreement; or

•	provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the Exchange Act.

See Section 15—“Conditions to the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. See Section 3—“Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after June 19, 2026, which is the sixtieth (60th) day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for purchase the Shares validly tendered in the Offer.

See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4—“Withdrawal Rights.”

What does Soleno’s board of directors think of the Offer?

The Soleno board of directors has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Soleno and its stockholders, (ii) approved the execution, delivery and performance by Soleno of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of Soleno accept the Offer and tender their Shares to Purchaser pursuant to the Offer (which we refer to as the “Soleno Board Recommendation”), in each case on the terms and subject to the conditions of the Merger Agreement.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with Soleno.” We expect that a more complete description of the reasons for the Soleno board of directors’ approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 to be prepared by Soleno and filed with the SEC and mailed to all Soleno stockholders.

Have any Soleno stockholders entered into agreements with Neurocrine or any of its affiliates requiring them to tender their Shares?

Yes, on April 5, 2026, Anish Bhatnagar, Soleno’s Chief Executive Officer and Chairman of Soleno’s board of directors, and James Mackaness, Soleno’s former Chief Financial Officer (which we refer to as, each, a “Supporting Stockholder”), each entered into a Tender and Support Agreement (which we refer to as, each, a “Tender Agreement”) with Neurocrine. Under the terms of the Tender Agreements, each Supporting Stockholder has agreed to, among other things, during the term of the Tender Agreement, (i) validly tender, or cause to be tendered, all of the Shares that such Supporting Stockholder owns of record or beneficially, as well as any additional Shares that such Supporting Stockholder may acquire (which we refer to as the “Covered Shares”) free and clear of any encumbrances into the Offer, (ii) vote such Supporting Stockholder’s Covered Shares in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, and against any acquisition proposal or any action, proposal, agreement, transaction or arrangement that is intended, or would reasonably be expected, to result in a breach of a covenant, representation or warranty or other obligation of Soleno under the Merger Agreement or any of the conditions to Soleno’s obligations under the Merger Agreement not being fulfilled or satisfied, (iii) not transfer any of its Covered Shares (subject to certain exceptions), (iv) not solicit or facilitate any efforts that would reasonably be expected to lead to an alternative acquisition proposal, and (v) waive and not to exercise any appraisal rights in respect of such Covered Shares that may arise with respect to the Merger and not to commence or participate in, any class action or legal action (A) challenging the validity of, or seeking to enjoin or delay the operation of any provision of the Merger Agreement or (B) alleging breach of any duty by any person in connection with the negotiation and entry into the Tender Agreement, the Merger Agreement or the transactions contemplated hereby or thereby. The Tender Agreements also include certain representations and warranties and covenants of the Supporting Stockholders to Neurocrine. The Tender Agreements will terminate upon the earlier of termination of the Merger Agreement, the Effective Time and certain other specified events. As of April 15, 2026, the Supporting Stockholders held an aggregate of approximately 1.00% of the outstanding Shares.

If the Offer is consummated, will Soleno continue as a public company?

No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of the DGCL, after which the Surviving Company will be a direct wholly owned subsidiary of Neurocrine and the Shares will no longer be publicly traded.

See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly acquire a number of Shares that, together with the Shares then owned by Neurocrine and its subsidiaries, exceeds the Minimum Condition, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Soleno pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer, nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Soleno will not be required to vote on the Merger and if the Merger is consummated, will, if they did not otherwise tender their Shares and do not otherwise properly demand appraisal of their Shares under the DGCL, receive the same consideration, without interest and subject to reduction for any applicable withholding taxes, for their Shares as was payable in the Offer (which we refer to as the “Merger Consideration”). Soleno stockholders and beneficial owners will be entitled to appraisal rights under the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer.

See Section 11—“The Transaction Documents,” Section 12—“Purpose of the Offer; Plans for Soleno—Merger Without a Stockholder Vote” and Section 17—“Appraisal Rights.”

If the Offer is not completed, will the Merger nevertheless be consummated?

No, the consummation of the Merger is conditioned on the completion of the Offer.

What is the market value of my Shares as of a recent date?

On April 2, 2026, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $39.49. On April 17, 2026, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $52.78. We encourage you to obtain a recent market quotation for the Shares before deciding whether to tender your Shares.

See Section 6—“Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the date of the Effective Time, except as otherwise required or expressly permitted in the Merger Agreement, the Acquired Corporations will not declare, set aside or pay any dividend or make any other distribution in respect of its capital stock (including the Shares).

See Section 6—“Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders and beneficial owners will be entitled to appraisal rights in connection with the Merger if they did not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders and beneficial owners must properly exercise and demand their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17—“Appraisal Rights.”

What will happen to my warrants, stock options and restricted stock units in the Offer?

The Offer is made only for outstanding Shares and is not made for any options to purchase Shares (which we refer to as “Company Options”), warrants to purchase Shares (which we refer to as “Company Warrants”) or awards of restricted stock units representing the right to be issued Shares (which we refer to as “Company RSU Awards”). If you wish to tender Shares underlying Company Options or Company Warrants, you must first exercise such Company Options or Company Warrants (each to the extent exercisable) in accordance with their terms and with sufficient time to tender pursuant to the Offer the Shares received upon exercise of such Company Options or Company Warrants.

In connection with the Merger, the Company Warrants, Company Options and Company RSU Awards will be treated as set forth below.

•

Company Warrants: Effective as of immediately prior to the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior thereto, whether vested or unvested, will be treated as being simultaneously cashless exercised as of immediately prior to the Effective Time, in accordance with the terms and conditions specified in the applicable Company Warrant and subject to deduction for any applicable withholding taxes. Additionally, Soleno is required to use reasonable best efforts to enter into a warrant termination agreement with each holder of a Company Warrant that is not automatically exercised or terminated as of the Effective Time. See Section 11—“The Transaction Documents—Company Warrants.”

•	Company Options: Effective immediately prior to the Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time and that is not an Out of the

Money Company Option (as defined below), whether or not then vested or exercisable, will fully vest and will be cancelled and converted into the right to receive an amount in cash, without interest and subject to any applicable withholding taxes, equal to (A) the total number of Shares subject to such Company Option immediately prior to such cancellation multiplied by (B) the excess, if any, of (x) the Offer Price over (y) the exercise price payable per Share underlying such Company Option. Each Company Option that has an exercise price per Share that is equal to or greater than the Offer Price (which we refer to as an “Out of the Money Company Option”) that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, will be cancelled and no holder of an Out of the Money Company Option will be entitled to any payment with respect to such Out of the Money Company Option before or after the Effective Time. See Section 11—“The Transaction Documents—Company Options.”

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Company RSU Awards: Effective immediately prior to the Effective Time, each Company RSU Award that is outstanding as of immediately prior to the Effective Time, whether or not then vested, will fully vest and be cancelled and converted into the right to receive an amount in cash, without interest and subject to any applicable withholding taxes, equal to (A) the number of Shares subject to such Company RSU Award immediately prior to such cancellation multiplied by (B) the Offer Price. See Section 11—“The Transaction Documents—Company RSU Awards.”

What will happen to my rights to purchase shares under Soleno Therapeutics, Inc.’s 2014 Employee Stock Purchase Plan?

The Offer is made only for Shares and not for rights to purchase shares under the 2014 Employee Stock Purchase Plan (which we refer to as the “Company ESPP”). No person may become a participant in the Company ESPP, no offering period shall commence under the Company ESPP following the date of the Merger Agreement, and subject to the consummation of the Merger, the Company ESPP will terminate, effective immediately prior to the Effective Time.

See Section 11—“The Transaction Documents—Company ESPP.”

What are the material U.S. federal income tax consequences of tendering Shares?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. Holder (as defined in Section 5 — “Certain Material U.S. Federal Income Tax Consequences”) who exchanges Shares for cash in the Offer or the Merger generally will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash that such U.S. Holder receives in the Offer or the Merger and such U.S. Holder’s adjusted tax basis in the Shares surrendered pursuant to the Offer or the Merger, respectively.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5—“Certain Material U.S. Federal Income Tax Consequences” for a more detailed discussion of certain material U.S. federal income tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call MacKenzie Partners, Inc. toll-free at (800) 322-2885. Banks and brokerage firms may call (212) 929-5500. MacKenzie Partners, Inc. is acting as the information agent (which we refer to as the “Information Agent”) for the Offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Soleno Therapeutics, Inc.:

Sigma Merger Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a direct wholly owned subsidiary of Neurocrine Biosciences, Inc., a Delaware corporation (which we refer to as “Neurocrine” or “Parent”), is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as defined below, any and all of the outstanding shares of common stock, par value $0.001 per share (which we refer to as the “Shares”), of Soleno Therapeutics, Inc., a Delaware corporation (which we refer to as “Soleno” or the “Company”), in exchange for $53.00 per Share, payable in cash, without interest and subject to reduction for any applicable withholding taxes (which we refer to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (which we refer to as this “Offer to Purchase”) and in the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with this Offer to Purchase and other related tender offer materials, as each may be amended, supplemented or otherwise modified from time to time, constitutes, and we refer to as, the “Offer”).

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of April 5, 2026 (which, as it may be amended, supplemented or otherwise modified from time to time, we refer to as the “Merger Agreement”), by and among Neurocrine, Purchaser and Soleno. The Merger Agreement provides, among other things, that if the Offer is consummated, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Soleno (which we refer to as the “Merger”) without a vote of the stockholders of Soleno in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”), with Soleno continuing as the surviving corporation (which we refer to as the “Surviving Company”) in the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than any Shares held by Soleno, Neurocrine, Purchaser or any of their respective subsidiaries or by any person who has properly exercised and perfected their demands for appraisal of such person’s Shares in the time and manner provided in Section 262 of the DGCL) will be converted into the right to receive the Offer Price. As a result of the Merger, Soleno will cease to be a publicly traded company and will become a direct wholly owned subsidiary of Neurocrine. Under no circumstances will interest be paid on the consideration for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Merger Agreement is more fully described in Section 11—“The Transaction Documents,” which also contains a discussion of the treatment of Soleno compensatory stock options, warrants to acquire Shares and restricted stock units in the Merger.

Tendering stockholders who are record owners of their Shares and who tender Shares directly to Equiniti Trust Company, LLC, the depositary and paying agent for the Offer (which we refer to as the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Tendering stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (A) the Merger Agreement not having been terminated in accordance with its terms (which we refer to as the “Termination Condition”) and (B) the satisfaction of (i) the Minimum Condition, (ii) the Regulatory Condition to the Offer (as defined below) and (iii) the Governmental Authority Condition to the Offer (as defined below). The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn, on or prior to one minute following 11:59 p.m. Eastern Time on May 15, 2026 (which we refer to as the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with all other Shares (if any)

beneficially owned by Neurocrine and its subsidiaries, represent one more Share than 50% of the total number of Shares outstanding at the Expiration Date. The “Regulatory Condition to the Offer” requires that all applicable waiting periods under the HSR Act and any required antitrust approvals shall have expired or been terminated (including any timing agreement entered into with any Governmental Authority) and any approvals or clearances required thereunder shall have been obtained. The “Governmental Authority Condition to the Offer” requires that no Governmental Authority of competent jurisdiction that is within a jurisdiction that is material to the business and operations of Soleno or Neurocrine shall have issued an order, decree or ruling (whether temporary, preliminary or permanent) that (x) restrains, enjoins or otherwise prohibits the acceptance for payment of Shares pursuant to the Offer or the Merger or (y) makes the consummation of the Offer or the Merger illegal. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15—“Conditions to the Offer.”

The board of directors of Soleno has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Soleno and its stockholders, (ii) approved the execution, delivery and performance by Soleno of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of Soleno accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case on the terms and subject to the conditions of the Merger Agreement.

A more complete description of the Soleno board of directors’ reasons for approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Soleno (which, together with any exhibits and annexes attached thereto, we refer to as the “Schedule 14D-9”), that will be furnished by Soleno to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the subheadings “Background of the Offer and the Merger” and “Reasons for the Recommendation.”

As of April 20, 2026, Neurocrine and Purchaser did not own any Shares. Soleno has advised Neurocrine that, as of the close of business on April 15, 2026, 52,018,597 Shares were issued and outstanding.

Pursuant to the Merger Agreement, the directors and officers of Purchaser as of immediately prior to the Effective Time will be the directors and officers of the Surviving Company, in each case until their respective successors are duly appointed or elected and qualified, or their earlier death, resignation or removal.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the conditions to the Offer (including the Minimum Condition) are satisfied or waived and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the vote of the stockholders of Soleno.

Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Certain Material U.S. Federal Income Tax Consequences.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of record and beneficial owners of shares of Soleno will be entitled to appraisal rights under the DGCL in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with the DGCL. Persons must properly exercise and demand their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17—“Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will (i) promptly after the Expiration Date, irrevocably accept for payment all Shares tendered (and not validly withdrawn, as permitted under Section 4—“Withdrawal Rights”) pursuant to the Offer and (ii) promptly after the Offer Acceptance Time, deposit, or cause to be deposited, with the Depositary cash sufficient to pay the aggregate Offer Price for such Shares. The date and time at which Purchaser irrevocably accepts for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (A) the Termination Condition and (B) the satisfaction of (i) the Minimum Condition, (ii) the Regulatory Condition to the Offer and (iii) the Governmental Authority Condition to the Offer. We refer to these conditions and the other conditions described in Section 15—“Conditions to the Offer” as the “Offer Conditions.”

We have agreed in the Merger Agreement that Purchaser must extend the Offer from time to time for (x) any period required by any legal requirement, any interpretation or position of the U.S. Securities and Exchange Commission (which we refer to as the “SEC”), the staff thereof or the Nasdaq Capital Market (which we refer to as “Nasdaq”) and the staff thereof applicable to the Offer, and (y) periods of up to ten (10) Business Days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated.

We have also agreed in the Merger Agreement that if, as of the then-scheduled Expiration Date, any Offer Condition (other than the Minimum Condition or such Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time) is not satisfied and has not been waived, Purchaser must extend the Offer on one or more occasions for an additional period of up to ten (10) Business Days per extension (or such other period as agreed by Soleno and Neurocrine), to permit such Offer Condition to be satisfied.

We have also agreed in the Merger Agreement that if, as of the then-scheduled Expiration Date, the Minimum Condition is the only Offer Condition not satisfied (other than such Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time), Purchaser must extend the Offer on up to two (2) occasions for an additional period of up to ten (10) Business Days per extension, to permit the Minimum Condition to be satisfied.

Notwithstanding the above extension options and obligations, in no event will Purchaser: (1) be required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement and the Outside Date (as defined below) (such earlier occurrence, which we refer to as the “Extension Deadline”) or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Soleno. Except in the event that the Merger Agreement is terminated pursuant to Article IX of the Merger Agreement, Purchaser must not terminate the Offer, or permit the Offer to expire, prior to any scheduled Expiration Date without the prior written consent of Soleno.

Either Soleno or Neurocrine may terminate the Merger Agreement, at any time prior to the time Purchaser accepts the Shares tendered pursuant to the Offer for payment, if the consummation of the Merger (which we refer to as the “Closing”) has not occurred in accordance with the terms of the Merger Agreement on or prior to 5:00 p.m. Eastern Time on October 5, 2026, which date will automatically be extended to January 5, 2027, if, as of 5:00 p.m. Eastern Time on October 5, 2026, all of the Offer Conditions other than the Regulatory Condition to the Offer (as defined below), the Governmental Authority Condition to the Offer (as defined below) (in the case of the Governmental Authority Condition to the Offer, only if the restraint, prohibition or illegality arises as a result of antitrust laws), the Minimum Condition and such other Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time are satisfied or waived (such date, as it may be automatically extended, we refer to as the “Outside Date”). The “Regulatory Condition to the Offer” requires that all applicable waiting periods under the HSR Act and any required antitrust approvals shall have expired or been terminated (including any timing agreement entered into with any Governmental Authority) and any approvals or clearances required thereunder shall have been obtained. The “Governmental Authority Condition to the Offer” requires that no Governmental Authority of competent jurisdiction that is within a jurisdiction that is material to the business and operations of Soleno or Neurocrine shall have issued an order, decree or ruling (whether temporary, preliminary or permanent) that (x) restrains, enjoins or otherwise prohibits the acceptance for payment of Shares pursuant to the Offer or the Merger or (y) makes the consummation of the Offer or the Merger illegal.

Subject to the applicable rules and regulations of the SEC, Purchaser and Neurocrine expressly reserve the right to increase the Offer Price, waive any Offer Condition (other than the Minimum Condition), and make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, except that, without the prior written consent of Soleno, Neurocrine and Purchaser are not permitted to (i) decrease the Offer Price (other than as a result of certain adjustments as permitted by the Merger Agreement), (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer (other than as a result of certain adjustments as permitted by the Merger Agreement), (iv) impose conditions or requirements to the Offer other than the conditions described in Section 15—“Conditions to the Offer”, (v) amend or modify any of the Offer Conditions (other than to waive any condition other than the Minimum Condition), (vi) change or waive the Minimum Condition, (vii) extend or otherwise change the Expiration Date, except as otherwise required or expressly permitted by the Merger Agreement, or (viii) provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the Exchange Act.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release and making any appropriate filing with the SEC. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m. Eastern Time on the next Business Day after the previously scheduled Expiration Date.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for purchase is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five (5) Business Days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) Business Day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for purchase in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15—“Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11—“The Transaction Documents—Termination.”

As soon as practicable following the Offer Acceptance Time and subject to the satisfaction or waiver of certain conditions, Purchaser will complete the Merger without a vote of the stockholders of Soleno in accordance with Section 251(h) of the DGCL.

Soleno has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related tender offer materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Soleno and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15—“Conditions to the Offer,” we will (i) promptly after the Expiration Date, irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer and (ii) promptly after the Offer Acceptance Time, deposit, or cause to be deposited, with the Depositary cash sufficient to pay the aggregate Offer Price for such Shares.

Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act if required. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, we will promptly pay, or cause to be paid, for Shares tendered and accepted for purchase pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (which we refer to as the “Certificates”) or confirmation of a book-entry transfer of such Shares (which we refer to as a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (which we refer to as “DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered (and not validly withdrawn) if and when we give oral or written notice to the Depositary of our acceptance for purchase of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for purchase pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for purchase pursuant to the Offer. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the consideration for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for purchase for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if:

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the Letter of Transmittal is signed by the registered holder(s) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

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the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each of which we refer to as an “Eligible Institution”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for purchase or not tendered is to be issued in, the name of a person other than the registered holder, then the Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Certificate, with the signature on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

The method of delivery of Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Neurocrine, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion. For the avoidance of doubt, the foregoing does not foreclose stockholders from challenging any such determination in a court of competent jurisdiction as a violation of the terms and conditions of the Offer.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for purchase by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Soleno’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Soleno’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Soleno in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 24%). To avoid backup withholding, stockholders that are “United States persons” (as defined in the U.S. Internal Revenue Code of 1986, as amended (which we refer to as the “Code”)) that do not otherwise establish an exemption should complete and return the Internal Revenue Service (which we refer to as the “IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, that the taxpayer identification number provided by such stockholder is correct, and that such stockholder is not subject to backup withholding. Stockholders that are not “United States persons” should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary or the IRS website at www.irs.gov, in order to avoid backup withholding. Such stockholders should consult their own tax advisors to determine which IRS Form W-8 is appropriate. Failure to provide the correct information on IRS Form W-9 or the applicable IRS Form W-8 may subject the applicable stockholder to backup withholding on payments made with respect to Shares surrendered, as well as penalties imposed by the IRS.

Backup withholding is not an additional tax. If backup withholding results in an overpayment of taxes, a refund or a credit against a stockholder’s United States federal income tax liability generally will be provided, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to one minute following 11:59 p.m. Eastern Time on May 15, 2026, and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after June 19, 2026, which is the sixtieth (60th) day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. For the avoidance of doubt, the foregoing does not foreclose stockholders from challenging any such determination in a court of competent jurisdiction as a violation of the terms and conditions of the Offer. None of Neurocrine, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain Material U.S. Federal Income Tax Consequences.

The following is a general discussion of certain material U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are converted into the right to receive the Merger Consideration in the Merger. The summary is based on current provisions of the Code, the U.S. Treasury Regulations promulgated thereunder, published rulings and administrative pronouncements of the IRS and judicial interpretations thereof, all of which are subject to change or differing interpretation, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary is limited to U.S. Holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a holder in light of its, his or her particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, banks and other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, brokers or dealers in securities or currencies, traders that use the mark-to-market method of accounting with respect to their securities, holders that hold Shares as part of a straddle, hedge, constructive sale or other integrated transaction or conversion transaction, U.S. Holders whose functional currency is not the U.S. dollar, partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, “S corporations” or any other pass-through entities for U.S. federal income tax purposes (or investors in such entities), tax-exempt organizations (including private foundations), retirement plans, holders that actually or constructively owns more than 5% of Shares, holders who own (or are deemed to own) stock of Neurocrine, expatriates and former long-term residents of the United States, holders that hold their Shares as “qualified small business stock” for purposes of Section 1202 of the Code or “Section 1244 stock” for purposes of Section 1244 of the Code, “controlled foreign corporations,” “foreign controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, holders who exercise appraisal rights, and holders who received Shares pursuant to the exercise of employee stock options or otherwise as compensation for service). This summary does not address U.S. federal taxes other than the income tax or any state, local or non-U.S. tax considerations. In addition, this summary does not address the Medicare contribution tax on net investment income, any alternative minimum tax considerations, the special tax accounting rules under Section 451(b) of the Code, any tax consequences associated with transactions occurring prior to, concurrently with, or after the Offer or the Merger, including, without limitation, any transaction in which Shares were acquired, any tax consequences to holders of promissory notes, options, warrants, or other rights to acquire Shares, or any considerations in respect of the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury Regulations and administrative guidance promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith and any laws, regulations or practices adopted in connection with any such agreement).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes. The term “Non-U.S. Holder” means a beneficial owner of Shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership or a pass-through entity for U.S. federal income tax purposes holds Shares, the tax treatment of a person treated as a partner in such partnership or an owner in such pass-through entity generally will depend upon the status of the partner or the owner and the activities of the partnership or the pass-through entity. Accordingly, entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes that hold Shares and persons treated as partners in such partnerships or owners in such pass-through entities should consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each holder should consult its, his or her own tax advisor to determine the particular tax consequences of the Offer and the Merger to it, him or her, including the application and effect of any alternative minimum tax and any state, local and non-U.S. tax laws and changes in any laws.

U.S. Holders

The receipt of cash by a U.S. Holder in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. Holder who receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received in the Offer or the Merger and the U.S. Holder’s adjusted tax basis in the Shares surrendered pursuant to the Offer or the Merger, respectively. A U.S. Holder’s adjusted tax basis generally will equal the amount that such U.S. Holder paid for the Shares. Any gain or loss will generally be long-term capital gain or loss if such U.S. Holder’s holding period in such Shares is more than one (1) year at the time of the completion of the Offer or the Merger, as applicable. Long-term capital gains of certain non-corporate holders, including individuals, currently are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of Shares at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

Non-U.S. Holders

Any gain recognized by a Non-U.S. Holder with respect to Shares pursuant to the Offer or the Merger generally will not be subject to U.S. federal income tax, unless:

•

the gain, if any, on the sale of Shares pursuant to the Offer or the Merger is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment in the United States);

•

the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the sale of Shares pursuant to the Offer or the Merger and certain other conditions are met; or

•

the Non-U.S. Holder’s Shares constitute “United States real property interests” (which we refer to as “USRPIs”) by reason of Soleno’s status as a “United States real property holding corporation” (which we refer to as “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the sale of Shares pursuant to the Offer or the Merger and the Non-U.S. Holder’s holding period in the Shares.

Any gain described in the first bullet point above generally will be subject to tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder (unless an applicable income tax treaty provides otherwise). In addition, any gain described in the first bullet point above of a Non-U.S. Holder that is a corporation also may be subject to an additional “branch profits tax” at a 30% rate (or lower rate provided by an applicable income tax treaty). A Non-U.S. Holder described in the second bullet point above will be subject to tax at a rate of 30% (or a lower rate provided by an applicable income tax treaty) on any capital gain realized, which may be offset by U.S.-source capital losses recognized in the same taxable year, even though the individual is not considered a resident of the United States, provided that such Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Determining whether Soleno is a USRPHC depends on the fair market value of its USRPIs relative to the fair market value of its worldwide real property interests and other trade or business assets. Soleno believes that it is not, and does not anticipate becoming before the sale of Shares pursuant to the Offer or the Merger, a USRPHC. Even if Soleno is treated as a USRPHC, any gain recognized by a Non-U.S. Holder on the sale of Shares pursuant to the Offer or the Merger generally will not be subject to U.S. federal income tax so long as (i) the Non-U.S. Holder owned actually or constructively no more than 5% of Shares at all times within the shorter of (x) the five-year period preceding the sale or (y) the Non-U.S. Holder’s holding period and (ii) Shares are “regularly traded” on an established securities market within the meaning of applicable U.S. Treasury Regulations. There can be no assurance that Shares qualify as regularly traded on an established securities market for purposes of these rules.

Information Reporting and Backup Withholding

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is generally subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares—Information Reporting and Backup Withholding.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on Nasdaq under the symbol “SLNO.” Soleno has advised Neurocrine that, as of the close of business on April 15, 2026, 52,018,597 Shares were issued and outstanding.

The following table sets forth, for the periods indicated, the high and low intraday sale prices per Share for each quarterly period after December 31, 2023, as reported on Nasdaq, and the quarterly cash dividends declared per Share for each such quarterly period.

	High	Low	Cash Dividends Declared
Fiscal Year Ended December 31, 2024
First Quarter	$53.82	$35.70	$—
Second Quarter	$53.80	$36.61	$—
Third Quarter	$55.56	$39.41	$—
Fourth Quarter	$60.92	$43.32	$—
Fiscal Year Ended December 31, 2025
First Quarter	$73.97	$41.50	$—
Second Quarter	$86.79	$57.01	$—
Third Quarter	$90.32	$48.91	$—
Fourth Quarter	$72.88	$41.80	$—
Fiscal Year Ending December 31, 2026
First Quarter	$50.88	$29.43	$—
Second Quarter (through April 17, 2026)	$52.80	$33.81	$—

Soleno is party to a loan and security agreement with Oxford Financing LLC and its affiliates, which contains financial and operating covenants limiting its ability to, among other things, pay dividends, subject to certain exceptions.

On April 2, 2026, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $39.49. On April 17, 2026, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $52.78.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, except with the prior written consent of Neurocrine, Soleno will not declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (including the Shares).

7.	Certain Information Concerning Soleno.

Except as specifically set forth herein, the information concerning Soleno contained in this Offer to Purchase has been taken from or is based upon information furnished by Soleno or its representatives or upon publicly available documents and records on file with the SEC. The summary information set forth below is qualified in its entirety by reference to Soleno’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. The following description of Soleno and its business has been provided by Soleno management and taken from Soleno’s annual report on Form 10-K for the fiscal year ended December 31, 2025, and is qualified in its entirety by reference to such Form 10-K.

Soleno is a biopharmaceutical company developing novel therapeutics for the treatment of rare diseases. On March 26, 2025, Soleno announced that its lead product candidate, VYKAT™ XR (diazoxide choline) extended-release tablets, formerly known as DCCR, had been approved by the U.S. Food and Drug Administration (which we refer to as the “FDA”). VYKAT XR is indicated to treat hyperphagia in adults and pediatric patients four years of age and older with Prader-Willi syndrome (which we refer to as “PWS”). On April 14, 2025, Soleno announced that prescriptions of VYKAT XR had been delivered to the first individuals living with PWS who had been prescribed the medication and began recognizing revenue from the sales of VYKAT XR during the three months ended June 30, 2025. Soleno is incorporated in the State of Delaware and headquartered in Redwood City, California.

VYKAT XR contains diazoxide choline, a potent ATP-sensitive potassium (which we refer to as “KATP”) channel activator. The KATP channels play a central role in the regulation of a number of physiological processes which may otherwise be dysregulated, contributing to the pathophysiology of several diseases. In the context of the underlying genetic or structural defects in PWS, these pathophysiological processes may cumulatively contribute to increases in appetite and aggressive food seeking, lack of satiety, accumulation of excess body fat and the establishment and perpetuation of the obese state. Its proposed mode of action, with targets in the brain, pancreas and fat tissue, has the potential to broadly impact complex diseases like PWS to reduce appetite, reduce food seeking, decrease insulin and leptin resistance, and reduce body fat. Soleno believes that it has the potential to reduce other problematic behaviors in PWS.

VYKAT XR (Diazoxide Choline) Extended-Release Tablets

VYKAT XR consists of the active ingredient diazoxide choline, a choline salt of diazoxide, which is a benzothiadiazine. Once solubilized from the formulation, diazoxide choline is rapidly converted to diazoxide prior to absorption. It is believed to act by stimulating ion flux through KATP channels and appears to act on signs and symptoms of PWS in a variety of ways. Activating the KATP channel in NPY/AgRP (each as defined below) neurons in the hypothalamus may reduce secretion of neuropeptide Y (which we refer to as “NPY”) and Agouti-related peptide (which we refer to as “AgRP”), contributing to a reduction in hyperphagia. Activating the KATP channel in the dorsal motor nucleus of vagus may potentiate the effects of leptin, insulin and α-melanocortin stimulating hormone to reduce hyperinsulinemia and impact appetite and satiety. Activating the KATP in pancreatic ß-cells can reduce the secretion of insulin, and further reduce the accumulation of excess body fat and the progression to insulin resistance. Activating the KATP channel in adipocytes has the potential to decrease de-novo triglyceride synthesis and increase ß-oxidation of fat, reducing fat mass.

VYKAT XR was formulated with the goals of improving the safety and bioavailability of orally-administered diazoxide and reducing the frequency of dosing required by current diazoxide formulations. Diazoxide choline has been formulated into an extended-release tablet that provides lower peak plasma concentration compared to diazoxide oral suspension and allows for the gradual release of diazoxide choline from VYKAT XR, making it suitable for once-a-day dosing. The gradual release and absorption of diazoxide achieved using VYKAT XR results in consistent intraday circulating drug levels potentially reducing the adverse events often associated with transiently high circulating drug levels and providing efficacy at lower diazoxide-equivalent doses.

Prader-Willi Syndrome (PWS)

PWS is a rare, complex genetic neurobehavioral/metabolic disorder caused by the absence of normally active paternally expressed genes from the chromosome 15q11-q13 region. PWS is an imprinted condition with 60-65% of the cases due to a de novo deletion in the paternally inherited chromosome 15 11-q13 region, 30-35% from maternal uniparental disomy 15 (which we refer to as “UPD”), where the affected individual inherited 2 copies of the chromosome from their mother and no copy from their father, and the remaining 2-5% from either microdeletions or epimutations of the imprinting center (i.e., imprinting defects; which we refer to as “IDs”). The Committee on Genetics of the American Academy of Pediatrics has found that PWS affects both genders equally and occurs in people from all geographic regions, The Prader-Willi Syndrome Association USA estimates that PWS occurs in one in every 15,000 live births. The mortality rate among patients with PWS has been estimated at 3% a year across all ages and 7% in those over 30 years of age. The mean age of death reported from a 40-year mortality study in the U.S. was 29.5 ± 15 years (range: 2 months-67 years).

In addition to hyperphagia, typical behavioral disturbances associated with PWS include skin picking, difficulty with change in routine, obsessive and compulsive behaviors, anxiety and mood fluctuations. The majority of older adolescents and adults with PWS display some degree of aggressive or threatening behaviors including being verbally aggressive, seeking to intimidate others, being physically aggressive including attacking others, destroying property, throwing temper tantrums and directing rage or anger at others.

PWS was typically thought of as a genetic obesity. However, many patients with PWS today may not be obese because of increasing awareness among families and caregivers leading to significant control of access to food and its intake. However, patients remain hyperphagic and will typically have a higher body fat and lower lean body mass content compared to similarly obese individuals. They are prone to cardiometabolic issues such as abnormal lipid profiles, diabetes and hypertension associated with obesity once it is established. Other complications in PWS patients include greater risk for autistic symptomatology, psychosis, sleep disorders, distress, food stealing, withdrawal, sulking, nail-biting, hoarding and overeating, and more pronounced attention-deficit hyperactivity disorder symptoms, insistence on sameness, and their association with maladaptive conduct problems. Cognitively, most individuals with PWS function in the mild intellectual disability range with a mean IQ in the 60s to low 70s. The combination of food-related preoccupations and numerous maladaptive behaviors make it difficult for individuals with PWS to perform to their IQ potential. Some older adolescents and many adults reach a stage at which they can no longer be effectively managed in the home and therefore transition to institutional care.

Unmet Medical Needs in PWS

On March 26, 2025, VYKAT XR was approved by the FDA for the treatment of patients with PWS ages 4 years and older who have hyperphagia. Currently, the only other approved treatment in the U.S. related to PWS is growth hormone which addresses the growth failure associated with PWS but has no effect on hyperphagia. A global patient survey conducted by the Foundation for Prader-Willi Research (n=779), found that 96.5% of respondents rated reducing hunger and 91.2% rated improving behavior around food as a very important or the most important symptom to be relieved by a new treatment. Physical function and body composition symptoms for which a high percentage of respondents indicated were very important or most important included: 92.9% indicated improving metabolic health (reduces fat / increases muscle) and 81.3% indicated the related symptom of improving activity and stamina. The behavioral and cognitive symptoms rated by respondents as very or most important were: 85.2% indicated reduction of obsessive/compulsive behavior, 84.6% indicated improvements to intellect/development, and 83.2% indicated reduction of temper outburst severity and frequency.

Therefore, there are clear unmet needs in patients with PWS to reduce hyperphagia, improve behaviors around food, and to reduce other behavioral and cognitive impacts of this complex disease. In addition, improving metabolic health is also an important unmet need.

Market opportunity

An estimated 300,000 to 400,000 individuals worldwide have PWS with a birth incidence ranging from 1 in 15,000 to 1 in 25,000. Based on an analysis of claims data (Medicare, Medicaid, pharmacy and medical benefit claims), Soleno has identified approximately 10,000 people who have received a PWS-specific treatment or had a PWS-specific ICD10 claim in 2022 or 2023. Soleno believes that the number of identified patients with PWS is growing at a rate that is higher than the rate of general population because of improved rates of diagnosis. VYKAT XR is the first treatment for hyperphagia in patients with PWS to reach the market in the U.S. and may therefore be likely to be used in a large proportion of patients.

Sales and Marketing

The majority of the PWS population in the U.S. is diagnosed shortly after birth through an affordable genetic test, and the patient, as well as their treating physician, are captured in a commercially available reimbursement claims database. Patients with PWS are typically treated by a multi-disciplinary team led by a pediatric or adult endocrinologist and many families and patients receive care at larger clinics that devote specific resources to caring for people with PWS. The PWS care teams with the largest volumes are often in university-associated hospitals or children’s hospitals and a portion of adults with PWS live in residential group home settings. Due to these factors, Soleno believes it has positioned itself to launch VYKAT XR through its commercial organization in a targeted and efficient manner. Soleno has a field force of approximately 65 individuals, including approximately 28 rare disease specialists, 16 clinical nurse educators, 6 regional access directors and 15 remote or hybrid lead generation specialists.

Soleno believes a comparable concentration of care exists in Europe, Japan and other major markets which may allow Soleno to market VYKAT XR without a partner; however, Soleno may identify commercialization partners for VYKAT XR for many markets. The final decisions on commercialization strategy outside the U.S. will be made at a later date.

On April 7, 2026, Soleno reported that it had voluntarily withdrawn its marketing authorization application (which we refer to as “MAA”) for VIOKAT prolonged-release tablets (diazoxide choline), which is marketed in the United States as VYKAT XR, its medicinal product for the treatment of adults and children aged four (4) years and older with PWS who experience hyperphagia. Soleno had previously announced that the application had been under review by the European Medicines Agency, with a decision expected in mid-2026. Soleno’s decision to withdraw the MAA was based on business and strategic considerations. Withdrawal of the application preserves Soleno’s ability to re-engage with regulators at a later date should there be an appropriate pathway to progress the program.

Pricing

VYKAT XR is sold based on weight-based pricing, with a list price of $6.0976 per milligram. It is Soleno’s philosophy that those in need of VYKAT XR have access to VYKAT XR. Soleno offers several programs through SOLENO ONETM to provide patients and caregivers education and resources including financial assistance in certain situations, consequently any actual out-of-pocket costs vary significantly with insurance.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Soleno is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Soleno’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of Soleno’s securities, any material interests of such persons in transactions with Soleno and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 22, 2025. Such reports, proxy statements and other information are available on the SEC’s website at www.sec.gov.

8.	Certain Information Concerning Neurocrine and Purchaser.

Neurocrine and Purchaser. Neurocrine Biosciences is a neuroscience-focused, biopharmaceutical company with a simple purpose: to relieve suffering for people with great needs. It is dedicated to discovering, developing, and commercializing life-changing treatments for patients with under-addressed neurological, psychiatric, endocrine, and immunological disorders.

Neurocrine’s portfolio of products includes FDA approved treatments for tardive dyskinesia (which we refer to as “TD”), chorea associated with Huntington’s disease, classic congenital adrenal hyperplasia due to 21-hydroxylase deficiency (which we refer to as “CAH”), and endometriosis and uterine fibroids in collaboration with AbbVie Inc. In addition, it has a diversified portfolio of multiple compounds in mid- to late-phase development across its core therapeutic areas and an expanding early-phase pipeline that includes a range of modalities including small molecules, peptides, proteins, antibodies, conjugates, and gene therapies.

Neurocrine launched INGREZZA® (valbenazine) in the U.S. as the first FDA-approved drug for the treatment of TD in May 2017 and for the treatment of chorea associated with Huntington’s disease in August 2023 and launched CRENESSITY® (crinecerfont) in the U.S. as a first-in-class FDA-approved treatment of CAH in December 2024.

Neurocrine estimates that TD affects approximately 800,000 people in the U.S., that approximately 90% of the 40,000 people in the U.S. affected by Huntington’s disease will develop chorea, and that CAH affects at least 20,000 people in the U.S. Key elements of Neurocrine’s commercial strategy include maximizing the opportunities in INGREZZA and CRENESSITY through consistent and effective commercial execution, continued development of valbenazine as the best-in-class treatment for new patient populations, and to lead the evolving understanding of vesicular monoamine transporter 2 biology and its role in disease. INGREZZA net product sales were $2.51 billion for 2025, $2.31 billion for 2024, and $1.84 billion for 2023 and accounted for a significant portion of Neurocrine’s total net product sales during each of these years. CRENESSITY net product sales were $301.2 million for 2025 during its first full-year of launch.

Purchaser is a Delaware corporation formed on April 2, 2026 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Soleno will continue as the Surviving Company. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a direct wholly owned subsidiary of Neurocrine.

Neurocrine’s and Purchaser’s principal executive offices are located at 6027 Edgewood Bend Court, San Diego, California 92130 and their telephone number is (858) 617-7600. Neurocrine’s internet address is www.neurocrine.com.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Neurocrine and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Neurocrine or Purchaser or, to the best knowledge of Neurocrine and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

As of April 20, 2026, Neurocrine and Purchaser did not own any Shares.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Neurocrine or Purchaser or, to the best knowledge of Neurocrine and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Neurocrine or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Neurocrine or Purchaser or, to the best knowledge of Neurocrine and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past sixty (60) days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Neurocrine or Purchaser or, to the best knowledge of Neurocrine and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Soleno (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Neurocrine or Purchaser or, to the best knowledge of Neurocrine and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Soleno or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Neurocrine or any of its subsidiaries or, to the best knowledge of Neurocrine and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Soleno or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Neurocrine and Purchaser with the SEC, are available on the SEC’s website at www.sec.gov.

9.	Source and Amount of Funds.

Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Neurocrine and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer not already owned by Neurocrine, to provide funding for the payment in respect of outstanding stock options and restricted stock units and to provide funding for the Merger is approximately $2.9 billion, plus related fees and expenses. Neurocrine and Purchaser currently have, and will have, available to them cash on hand necessary for the payment of the aggregate Offer Price and the aggregate Merger Consideration and to satisfy all of their payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby in connection with the Closing. Neither Neurocrine nor Purchaser has entered into any financing commitment in connection with the Merger Agreement or the transactions contemplated thereby.

For the reasons stated above, we do not believe our financial condition to be relevant to your decision to tender your Shares.

10.	Background of the Offer; Past Contacts or Negotiations with Soleno.

The information set forth below regarding Soleno was provided by Soleno, and none of Neurocrine, Purchaser or any of their respective affiliates take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Neurocrine, Purchaser or their respective affiliates or representatives did not participate.

Background of the Offer

The following contains a description of material contacts between representatives of Neurocrine or Purchaser and representatives of Soleno that led to the execution of the Merger Agreement, the agreements related to the Offer and the announcement thereof. The information set forth below regarding Soleno was provided by Soleno, and none of Neurocrine, Purchaser or any of its affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Neurocrine or its affiliates or representatives did not participate. For a review of Soleno’s activities relating to these contacts, please refer to Soleno’s Schedule 14D-9 that will be filed with the SEC and mailed to the Soleno stockholders with this Offer to Purchase.

As part of Neurocrine’s ongoing evaluation of its business and strategic opportunities, the board of directors of Neurocrine (the “Neurocrine Board”) and Neurocrine’s senior management team regularly evaluate a variety of potential licensing, partnering, research and development, collaboration, acquisition and other strategic transactions with third parties, including companies that have developed products in clinical areas that diversify or further Neurocrine’s product portfolio and complement Neurocrine’s strategic plan.

In the fall of 2025, Dr. Anish Bhatnagar, Soleno’s chairman and chief executive officer, and Dr. Kyle Gano, Neurocrine’s chief executive officer, met briefly at a social event. During this meeting, an acquisition of Soleno by Neurocrine was not discussed.

In early February 2026, representatives of Guggenheim Securities, as part of their regular meetings with participants in the biopharmaceutical industry, met with Samir Siddhanti, Neurocrine’s Vice President of Business Development. The parties discussed general industry dynamics and various companies in the industry, including Soleno. Mr. Siddhanti accepted an offer from the representatives of Guggenheim Securities to facilitate an introduction to Dr. Bhatnagar. This introduction was made on February 9, 2026.

On February 17, 2026, Dr. Bhatnagar and Mr. Siddhanti spoke about VYKAT XR and its efficacy and safety profile. During this discussion, Mr. Siddhanti informed Dr. Bhatnagar that Neurocrine management was interested in evaluating the possible acquisition of Soleno and that the matter would be discussed further with the Neurocrine Board at an upcoming meeting.

On February 20, 2026, Dr. Bhatnagar and Mr. Siddhanti spoke and Mr. Siddhanti reported that the Neurocrine Board authorized Neurocrine management to undertake due diligence on Soleno.

Later on February 20, 2026, Soleno provided a confidentiality agreement to Neurocrine to facilitate discussions between the companies (which we refer to as the “Confidentiality Agreement”). The Confidentiality Agreement was signed on February 24, 2026, and included a customary “standstill,” and did not include a “don’t ask, don’t waive” or similar restriction limiting the ability of Neurocrine to make a private transaction proposal to Soleno. Thereafter and continuing until the execution of the Merger Agreement, Soleno and its advisors made additional confidential information about Soleno and its businesses available to Neurocrine and its advisors via a virtual data room. Soleno also responded to due diligence inquiries from Neurocrine and its advisors and members of Soleno management participated in due diligence sessions with representatives of Neurocrine

On March 12, 2026, Dr. Bhatnagar and Mr. Siddhanti spoke concerning due diligence matters, including the information recently received from the European Medicines Agency.

On March 18, 2026, Drs. Bhatnagar and Gano spoke, during which conversation Dr. Gano stated that Neurocrine would be submitting a nonbinding proposal to acquire Soleno for $50.00 in cash per Share. Dr. Gano provided this proposal in writing to Dr. Bhatnagar later that day. This proposal is referred to as the “Initial Neurocrine Proposal.” The Initial Neurocrine Proposal did not address any terms related to retention, employment or compensation of any Soleno officer or director following the closing of the acquisition. The Initial Neurocrine Proposal stated that Neurocrine wished to negotiate and announce the acquisition by April 6, 2026.

On March 19, 2026, Dr. Bhatnagar informed Dr. Gano that the Soleno Board believed that Soleno should be valued higher than the value ascribed to it in the Initial Neurocrine Proposal, and that Soleno would be willing to provide additional due diligence information to allow Neurocrine to improve the value of its acquisition proposal. In response, Dr. Gano indicated that any potential revision to the Initial Neurocrine Proposal would only occur after the receipt of additional due diligence information.

On March 20, 2026, Drs. Bhatnagar and Gano spoke regarding due diligence matters. Dr. Gano outlined certain key areas of diligence for Neurocrine and reiterated that further due diligence was required before Neurocrine would be in a position to potentially revise the Initial Neurocrine Proposal.

On March 25, 2026, Drs. Bhatnagar and Gano spoke about the ongoing due diligence process.

On March 30, 2026, Drs. Bhatnagar and Gano spoke, during which conversation Dr. Gano stated that Neurocrine would be submitting a revised nonbinding proposal to acquire Soleno for $53.00 per Share in cash, and that this proposal would be Neurocrine’s “best and final” offer. Later that day, Dr. Gano provided Dr. Bhatnagar with a revised nonbinding proposal in writing to acquire Soleno for $53.00 in cash per Share. This proposal is referred to as the “Final Neurocrine Proposal.” The Final Neurocrine Proposal did not address any terms related to retention, employment or compensation of any Soleno officer or director following the closing of the acquisition. The Final Neurocrine Proposal stated that Neurocrine wished to sign a merger agreement and announce the acquisition by April 6, 2026.

Late in the evening of March 30, 2026, representatives of Cooley LLP, outside counsel to Neurocrine (which we refer to as “Cooley”), delivered a draft merger agreement to representatives of Wilson Sonsini Goodrich & Rosati, P.C., outside counsel to Soleno (which we refer to as “Wilson Sonsini”).

Between March 31, 2026 and April 4, 2026, representatives of each of Cooley and Wilson Sonsini negotiated the terms of the merger agreement, including: (1) the amount of the termination fee payable by Soleno to Neurocrine and the circumstances in which that fee would be payable; (2) the amount of the termination fee payable by Neurocrine to Soleno should the merger agreement be terminated for failure to obtain necessary antitrust approvals; (3) the exceptions to the “material adverse effect” definition; (4) the nature and scope of Neurocrine’s obligation to obtain necessary antitrust approvals; and (5) the closing conditions applicable to the Offer.

On April 2, 2026, representatives of Cooley delivered a draft tender and support agreement to representatives of Wilson Sonsini. Over the following days, representatives of each of Cooley and Wilson Sonsini negotiated the terms of the tender and support agreement, including (1) the transfer restrictions; (2) the non-solicitation obligations; and (3) the scenarios in which the obligations in the tender and support agreement would automatically terminate.

On April 5, 2026, following extensive negotiations between the parties, representatives of Wilson Sonsini and representatives of Cooley, with the direction and approval of management of Soleno and Parent, finalized the Merger Agreement and the Tender Agreement.

On April 5, 2026, Soleno, Neurocrine and Purchaser executed the Merger Agreement, and Neurocrine, Purchaser and the Supporting Stockholders entered into the Tender Agreements.

On April 6, 2026, Soleno and Neurocrine issued a joint press release announcing the Transactions.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between Soleno and Purchaser and their respective related parties, see Section 8—“Certain Information Concerning Neurocrine and Purchaser,” Section 9—“Source and Amount of Funds” and Section 11—“The Transaction Documents.”

11.	The Transaction Documents.

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8—“Certain Information Concerning Neurocrine and Purchaser.” Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms not otherwise defined in this Section 11 will have the meanings ascribed to them in the Merger Agreement.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about Parent, us and the Company or any of our or their respective affiliates contained in this Offer to Purchase or in our or their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Parent, us and the Company or any of our or their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Parent, us and the Company were qualified and subject to important limitations agreed to by Parent, us and the Company in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by each party to the other but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase, the Schedule 14D-9 or other reports filed by Parent or the Company with the SEC. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Offer to Purchase, the Schedule 14D-9 or other reports filed by Parent or the Company with the SEC.

The Offer

The Merger Agreement provides Purchaser will commence the Offer as promptly as reasonably practicable, but in no event more than ten (10) Business Days after the date of the Merger Agreement, if practicable. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or waiver (to the extent permissible) by Purchaser of the other conditions to the Offer that are described in Section 15—“Conditions to the Offer”, each Company stockholder who validly tenders Shares into the Offer will receive $53.00 per Share, in cash, without interest and subject to any required withholding of taxes.

Extensions of the Offer

The Merger Agreement provides that the initial Expiration Date will be one minute following 11:59 p.m. Eastern Time on May 15, 2026. Purchaser is required to extend the Offer from time to time:

•

for the minimum period required by any law or any interpretation or position of the SEC or Nasdaq or their respective staff, in each case, applicable to the Offer, or as may be necessary to resolve any comments of the SEC or Nasdaq or their respective staff, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer Documents;

•

for periods of up to ten (10) Business Days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and the Required Antitrust Approvals (including any timing agreement entered into with any Governmental Authority) will have expired or been terminated;

•

on one or more occasions for additional periods of up to ten (10) Business Days per extension (or such other period as agreed by the Company and Parent), if, as of the scheduled Expiration Date, any Offer Condition (other than the Minimum Condition or such Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time) is not satisfied and has not been waived, to permit such Offer Condition to be satisfied; and

•

on up to two occasions for additional periods of ten (10) Business Days per extension, if, as of the scheduled Expiration Date, the Minimum Condition is the only Offer Condition that is not satisfied or waived (other than such Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time), to permit the Minimum Condition to be satisfied.

In no event will Purchaser be (i) required to extend the Offer beyond the Extension Deadline or (ii) permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

If we extend the Offer, such extension will extend the time that you will have to tender your Shares.

The Merger

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Parent will consummate the Merger, whereby Purchaser will be merged with and into the Company, and the separate existence of Purchaser will cease. The Company will continue as the Surviving Company in the Merger, and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, will continue unaffected by the Merger, except as set forth in the Merger Agreement.

Directors and Officers

The Merger Agreement provides that the directors and officers of the Surviving Company immediately after the Effective Time will be the respective individuals who are the directors and officers of Purchaser immediately prior to the Effective Time.

Certificate of Incorporation; Bylaws

The Merger Agreement provides that, unless otherwise determined by Parent prior to the Effective Time, at the Effective Time: (i) the certificate of incorporation of the Surviving Company will be amended and restated in its entirety to conform to Exhibit A attached to the Merger Agreement and (ii) the bylaws of the Surviving Company will be amended and restated to conform to Exhibit B attached to the Merger Agreement.

Merger Consideration

As a result of the Merger, at the Effective Time, each Share then issued and outstanding (other than the Cancelled Shares and other than any Dissenting Shares) will be converted into the right to receive the Offer Price (which we refer to as the “Merger Consideration”), without interest, subject to any applicable withholding of taxes.

Company Warrants

Effective as of immediately prior to the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior thereto, whether vested or unvested, will be treated as being simultaneously cashless exercised as of immediately prior to the Effective Time in accordance with the terms and conditions specified in the applicable Company Warrant and subject to deduction for any applicable withholding taxes. The Company is required to use reasonable best efforts to enter into a warrant termination agreement with each holder of a Company Warrant that is not exercised prior to the Effective Time.

Company Options

Effective immediately prior to the Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time and that is not an Out of the Money Company Option, whether or not then vested or exercisable, will fully vest and will be cancelled and converted into the right to receive an amount in cash, without interest and subject to any applicable withholding taxes, equal to (i) the total number of Shares subject to such Company Option immediately prior to such cancellation multiplied by (ii) the excess, if any, of (x) the Offer Price over (y) the exercise price payable per Share underlying such Company Option. Each Out of the Money Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, will be cancelled and no holder thereof will be entitled to any payment with respect to such Company Option before or after the Effective Time.

Company RSU Awards

Effective immediately prior to the Effective Time, each Company RSU Award that is outstanding as of immediately prior to the Effective Time, whether or not then vested, will fully vest and be cancelled and converted into the right to receive an amount in cash, without interest and subject to any applicable withholding taxes, equal to (A) the number of Shares subject to such Company RSU Award immediately prior to such cancellation multiplied by (B) the Offer Price.

Company ESPP

Following the date of the Merger Agreement, no person may become a participant in the Company ESPP and no offering period shall commence under the Company ESPP. Subject to the consummation of the Merger, the Company ESPP shall terminate effective immediately prior to the Effective Time.

Representations and Warranties

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser, including representations relating to:

•	organization and qualification;

•	capitalization;

•	corporate power; enforceability;

•	approval of the Company’s board of directors (which we refer to as the “Company Board”);

•	no stockholder vote required;

•	consents and approvals; no violation;

•	Company SEC reports; financial statements;

•	no undisclosed liabilities;

•	absence of certain changes;

•	absence of brokers; certain expenses;

•	employee benefit matters/employees;

•	litigation;

•	tax matters;

•	compliance with law; permits;

•	environmental matters;

•	intellectual property;

•	data privacy and security;

•	properties;

•	material contracts;

•	regulatory compliance;

•	insurance;

•	anti-corruption and trade controls;

•	related party transactions;

•	opinion of financial advisors of the Company;

•	state takeover statutes;

•	customers and suppliers; and

•	information supplied.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company, including representations relating to:

•	organization and qualification;

•	authority;

•	information supplied;

•	consents and approvals; no violation;

•	litigation;

•	no interest in Shares;

•	funds;

•	no other operations of Purchaser;

•	absence of brokers;

•	absence of certain affiliate arrangements; and

•	lack of “covered person” status under U.S. data security program legislation.

The representations and warranties of Parent, Purchaser and the Company in the Merger Agreement will not survive the Merger.

Certain representations and warranties of the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement and this Offer to Purchase, “Company Material Adverse Effect” means any event, condition, occurrence, circumstance, development, state, change or effect (which we refer to as, each, an “Effect”) that, individually or when taken together with all other Effects, has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole; provided, however, that none of the following will be deemed to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Company Material Adverse Effect: (i) any change in the market price or trading volume of the Company’s stock or change in the Company’s credit ratings; provided, that the underlying causes of any such change may be considered in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception in the Company Material Adverse Effect definition; (ii) any Effect to the extent resulting from the execution, announcement, pendency or performance of the Merger Agreement, the execution and delivery of Tender Agreements or all of the transactions contemplated by the Merger Agreement and the Tender Agreements, including the Offer and the Merger (which we refer to as the “Transactions”), including to the extent resulting from the identity of Parent (other than for purposes of any representation or warranty contained in Section 4.6 of the Merger Agreement and the conditions set forth in clause “(ii)(d)” of Annex I or clause “(vii)” of Annex I solely as any such condition relates to the foregoing representation or warranty) or the equity or debt financing sources of, or investors in, Parent or the plans or intentions of any of the foregoing with respect to the Company or any of its businesses; (iii) any Effect generally affecting the industries in which the Company or its Subsidiaries operate or the economy generally, including changes in commodity prices, raw materials or other inputs used in the operation of the Company or any of its businesses, or other general business, financial or market conditions, including fluctuations in the value of any currency or interest rates, inflation or any suspension of trading in securities generally on any securities exchange or over-the-counter market; (iv) any Effect to the extent arising directly or indirectly from or otherwise relating to any geopolitical Effect, act of terrorism, war, national or international calamity, natural disaster, act of god, epidemic, pandemic, trade war, social protest or social unrest (whether or not violent) or any other similar event

(including, in each case, any escalation or worsening of any of the foregoing and the response of any Governmental Authority with respect thereto); (v) the failure of the Company to meet internal or analysts’ expectations or projections; provided, that the underlying causes of such failure may be considered in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception in the Company Material Adverse Effect definition; (vi) any Effect to the extent arising directly from or otherwise directly relating to any action taken, or failure to take any action, by the Company or its Subsidiaries that is specifically required or prohibited (as applicable) by the terms of the Merger Agreement (other than compliance with Section 6.1 of the Merger Agreement, except to the extent that Parent has unreasonably withheld a consent under Section 6.1 of the Merger Agreement); (vii) any Effect to the extent arising directly or indirectly from or otherwise relating to any change in any Law or GAAP (or authoritative interpretations of any Law or GAAP); (viii) the impact of any Legal Proceeding initiated by a shareholder of the Company (in his, her or its capacity as a shareholder) alleging breach of fiduciary duty or similar claims in connection with the execution of the Merger Agreement and challenging or attempting to enjoin, restrain, prevent or prohibit consummation of any of the Transactions; (ix) any Effect to the extent arising from any requirements imposed by any Governmental Authority as a condition to obtaining approval or expiration of any waiting period under the HSR Act or other Antitrust Laws with respect to the Transactions; (x) any regulatory, legislative or political Effects anywhere in the world, including the imposition of, or changes in, tariffs, sanctions, trade policies or similar Laws, directives, Orders or policies (or any threats or announcements of any of the foregoing), or any consequences resulting from any trade disputes or “trade wars” or similar actions anywhere in the world; (xi) any breach by Parent or Purchaser of the Merger Agreement; and (xii) the availability of or cost of equity, debt or other financing; provided, that any Effect referred to in the foregoing clauses (iii), (iv), (vii) and (x) may be taken into account in determining whether there is, or would be reasonably expected to be, a Company Material Adverse Effect solely to the extent that such Effect disproportionately affects the Company or its Subsidiaries, taken as a whole, relative to other similarly situated participants in the industry in which the Company or its Subsidiaries operate, in which case only the incremental disproportionate impact may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect.

Operating Covenants

The Merger Agreement provides that, except (a) as described in Section 6.1 of the Company Disclosure Letter, (b) as required by applicable law, (c) as consented to in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed) or (d) as required or expressly provided for by the Merger Agreement, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, (x) the Company will and will cause each of its Subsidiaries to conduct its operations in all material respects according to its ordinary course of business consistent with past practice, and the Company will and will cause each of its subsidiaries to use its reasonable best efforts to preserve intact its business organization, keep available the services of its current officers and key employees and maintain and preserve the current relationships with those persons having significant business relationships with the Company or any of its Subsidiaries (including customers, licensors, licensees, suppliers, distributors or other material business relations in each case as such party has a significant business relationship with the Company), and (y) without limiting the generality of the foregoing, the Company will not, and will not permit any of its Subsidiaries to:

•	adopt any amendments to its certificate of incorporation or bylaws (whether by merger, consolidation or otherwise) (or similar organizational or governing documents);

•

issue, sell, deliver, grant, pledge, transfer, encumber or agree or commit to issue, sell, deliver, grant, pledge, transfer or encumber (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any capital stock, voting securities or other equity or ownership interests in any subsidiary of the Company (excluding any encumbrances that constitute Permitted Liens), other than Shares issuable (A) with respect to the exercise, vesting or settlement of Company Stock Awards outstanding as of the date hereof or granted in compliance with the Merger Agreement or (B) upon the exercise or settlement of Company Warrants;

•

acquire or redeem or offer to acquire or redeem, directly or indirectly, or amend any Company Securities, other than (A) in connection with the satisfaction of exercise price and/or tax withholding obligations in connection with the vesting, exercise and/or settlement of any Company Stock Award and permitted by the applicable award agreement, or (B) the acquisition by the Company of Company Stock Awards in connection with the forfeiture of such Company Stock Awards and permitted by the applicable award agreement;

•

split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or declare, set aside, make, accrue or pay any dividend or distribution (whether in cash, stock, property or otherwise) on any shares of its capital stock or any other equity interests in the Company or any of its Subsidiaries, other than dividends paid to the Company or one of its wholly owned Subsidiaries by a wholly owned subsidiary of the Company with regards to its capital stock or other equity interests;

•

propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, except for the Transactions;

•

acquire, by means of a merger, consolidation, recapitalization or otherwise, any business, assets or securities (other than certain permitted capital expenditures and any acquisition of assets, in the ordinary course of business);

•

sell, lease, transfer or otherwise dispose of any material assets of the Company or any of its Subsidiaries with a fair market value in excess of $500,000, except (1) pursuant to Contracts or commitments existing as of the date of the Merger Agreement, (2) sales of products or services in the ordinary course of business, (3) Incidental Contracts, (4) non-exclusive licenses entered into in the ordinary course of business, (5) dispositions of marketable securities in the ordinary course of business, and (6) dispositions or abandonments of immaterial tangible assets in the ordinary course of business;

•	adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

•	create or form any subsidiary or enter into any joint venture, partnership, limited liability company or similar arrangement;

•

incur, assume or otherwise become liable or responsible for any indebtedness for borrowed money (including by borrowing any additional amounts under the Credit Agreement), or amend the Credit Agreement (except as would not be materially adverse to the interests of Parent and Purchaser);

•	assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person;

•

make any loans, advances (other than for ordinary course business expenses) or capital contributions to, or investments in, any other person (other than with respect to wholly owned Subsidiaries) in excess of $250,000, except for advancement of expenses pursuant to (x) any indemnification agreement or (y) the Company’s certificate of incorporation or bylaws;

•	forgive any loans to any employees, independent contractors, consultants, officers or directors of the Company, or any of the Company’s affiliates;

•	change, in any material respect, any financial accounting methods, principles or practices used by it, except as required by GAAP or applicable law;

•

(A) make (other than in the ordinary course of business), revoke or change any material tax election, (B) amend any material tax return, (C) settle or compromise any claim relating to a material amount of taxes of the Company or any subsidiary of the Company for an amount materially in excess of amounts reserved, (D) enter into any “closing agreement” within the meaning of in Section 7121 of the Code (or any analogous provision of U.S. state, local or non-U.S. law) relating to a material amount of taxes, (E) fail to timely file any material tax return required to be filed (after taking into account any extensions) by the applicable entity, (F) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for taxes or (G) adopt or change any material tax accounting method or period;

•

grant, promise to grant, or pay any change in control, retention, severance, termination pay, incentive compensation, or similar payments, including any gross-up payments, to (or amend any existing arrangement with) any of their respective current or former directors, officers, employees, independent contractors, consultants, or other service providers, except as required by applicable Law;

•

enter into any employment agreement, independent contractor agreement, consulting agreement, or other similar agreement or arrangement (or any amendment to any such existing agreement or arrangement) with any of their respective current or former director, officers, employees or independent contractors or consultants;

•	adopt, enter into, materially amend or terminate any employee benefit plan or contract;

•

increase, modify or amend the compensation, bonus opportunity, or other benefits payable to any of their current or former respective directors, officers, employees, individual consultants or independent contractors, or other service providers;

•

hire, engage, furlough, temporarily lay off, terminate the employment or engagement, change the title, office or position, or materially reduce the responsibilities of any employee, officer, director, other than terminations for cause;

•	fund or make any contribution to any Plan or trust not required to be funded;

•

accelerate the payment, funding, vesting or settlement of any Company Stock Awards or any other instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;

•	enter into, amend or terminate any collective bargaining agreement or other labor contract;

•

make or authorize any material capital expenditure or incur any obligations, liabilities or indebtedness in respect thereof, except for capital expenditures that do not exceed $250,000 individually or $500,000 in the aggregate during any fiscal quarter;

•

compromise, waive, settle, assign or release any Legal Proceeding or threatened Legal Proceeding, other than (A) as contemplated by the Merger Agreement in respect of any demands for appraisal of Shares or stockholder litigation relating to the Merger Agreement or the transactions contemplated thereby, (B) any legal proceeding relating to a breach of the Merger Agreement or (C) any legal proceeding that does not relate to any of the Transactions pursuant to a settlement that (i) results (a) in monetary obligations involving the payment of money damages by the Company or any of its Subsidiaries in an amount not greater than $250,000 individually or $500,000 in the aggregate (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, the Company or its Subsidiaries), (b) does not involve the admission of wrongdoing by the Company or any of its Subsidiaries and does not involve any injunctive or equitable or other nonmonetary relief (other than immaterial and non-monetary relief incidental thereto) against the Company or any of its Subsidiaries or any products of the Company or any of its Subsidiaries and (c) provides for a complete release of the claims in dispute giving rise to such settlement, release, waiver or compromise; provided that the Company or any of its Subsidiaries may not settle, release, waive or compromise the Specified Litigation or any other Legal Proceeding or claim that (x) provides for the grant to any third party of a license or other grant of rights to (or covenant not to sue with respect to) any intellectual property rights or the splitting of any revenues in respect of the Company’s pharmaceutical product VYKATTM XR or (y) would impose any restrictions or changes on the business or operations of, or the admission of wrongdoing by, the Company or any of its Subsidiaries (other than customary confidentiality and non-disclosure obligations);

•

commence any legal proceeding except (i) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable asset of its business (provided that the Company consults with Parent and considers in good faith the views and comments of Parent with respect to such Legal Proceedings prior to commencement thereof) or (ii) in connection with a breach of the Merger Agreement or any other agreements contemplated hereby or to otherwise enforce the terms of the Merger Agreement or any other agreements contemplated hereby;

•

dispose of, sell, license, transfer, assign, encumber, pledge, abandon, dedicate to the public, fail to maintain, or allow to lapse, in whole or in part, any material Company Intellectual Property Rights, other than as required by applicable Law or pursuant to any Incidental Contract;

•	enter into a new line of business or abandon or discontinue any existing line of business;

•

commence any clinical trial of which Parent has not been informed prior to the date of the Merger Agreement and, unless mandated by any Governmental Authority, discontinue, terminate, suspend or materially modify any ongoing clinical trial;

•

make any material submissions or filings to the FDA or other Governmental Authority related to any Company Product without, to the extent reasonably practicable and legally permissible, (A) providing Parent with a reasonable opportunity to review and comment on such submissions or filings and (B) considering in good faith any of Parent’s reasonable comments that are received in a timely fashion;

•	enter into a research or collaboration arrangement that contemplates payments by or to the Company or any of its Subsidiaries in excess of $500,000 in any twelve (12)-month period;

•

publicly disclose any clinical data relating to or resulting from the Company’s pending clinical trials or any analysis or work product created by or on behalf of the Company based in whole or in part on such clinical data;

•

renew or enter into any non-compete, exclusivity or similar agreement that would restrict or limit, in any material respect, the Company from engaging or competing in any line of business or geographic area;

•

fail to use reasonable best efforts to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to material assets, operations and activities of the Company and its Subsidiaries as currently in effect or materially reduce the amount of any insurance coverage provided by existing insurance policies;

•	adopt or implement any stockholder rights plan or similar arrangement;

•

except in connection with any transaction to the extent specifically permitted by any other clause described in the bullets above, (A) enter into any Contract that would, if entered into prior to the date hereof, be a material contract except for any statement of work, purchase order or similar ancillary agreement or documentation issued under an existing material contract, in each case not in excess of $500,000 individually or (B) modify, amend or terminate (other than any expiration in accordance with its terms) any material contract or waive, release, exercise or assign any material rights, material remedies or material claims thereunder;

•

exercise any options under any Contract relating to “co-funding,” “co-commercialization” or similar cost-and-profit participation rights (whether an exercise to “opt in” or “opt out” of such rights) with respect to any Company Product to which such Contract relates;

•

grant any right to a third party to become a contract manufacturing organization for the Company or any of its Subsidiaries with respect to commercial supply of clinical materials or drug products (including key intermediates);

•	grant any material refunds, credits, rebates or allowances to customers outside the ordinary course of business;

•	amend, update, or otherwise modify, in any material respect, any privacy policies unless required by applicable data protection requirements; or

•	authorize, or agree or commit, in writing or otherwise, to take any of the foregoing actions.

Notwithstanding the foregoing, nothing in the Merger Agreement is intended to give Parent or Purchaser, directly or indirectly, the right to control or direct the business or operations of the Company or any of its subsidiaries at any time prior to the Effective Time. Prior to the Effective Time, the Company and its subsidiaries will exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision over its and their business and operations.

Alternative Proposals; Changes in Recommendation

The Company will not (and will cause its subsidiaries and the members of the Company Board and its executive officers not to) and will use its reasonable best efforts to cause its other Representatives not to, directly or indirectly:

•

initiate, solicit, knowingly encourage or knowingly facilitate the submission of any inquiry, request, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal;

•

participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to or in connection with or for the purpose of soliciting, knowingly encouraging or knowingly facilitating, any inquiry, request, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal;

•	adopt, approve, recommend, submit to stockholders or declare advisable any Alternative Proposal;

•

enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to any inquiry, request, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal (other than an Acceptable Confidentiality Agreement (as defined below));

•

release or permit the release of any person from, or waive or permit the waiver of any provision of, or fail to use its reasonable best efforts to enforce or cause to be enforced, any standstill or similar agreement to which the Company is a party, unless the Company Board determines in good faith, after consultation with independent financial advisors and outside legal counsel, that the failure to do so is inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Law;

•

take any action or exempt any person (other than Parent and its Subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable Takeover Laws or the Company’s organizational or other governing documents or grant a waiver under Section 203 of the DGCL, if applicable; or

•	resolve, publicly propose or agree to do any of the foregoing.

“Alternative Proposal” means any proposal or offer from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its Subsidiaries, relating to any:

•

direct or indirect acquisition (including through an exclusive license, partnering or collaboration) (whether in a single transaction or a series of related transactions) of assets of the Company and its Subsidiaries equal to 20% or more of the consolidated assets of the Company and its Subsidiaries or to which 20% or more of the consolidated revenues or earnings of the Company and its Subsidiaries are attributable,

•

direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of the outstanding Company Common Stock,

•

tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of the outstanding Company Common Stock, or

•

merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit such person or group to acquire beneficial ownership of at least 20% of the consolidated assets of the Company and its Subsidiaries or at least 20% of the outstanding Company Common Stock; in each case, other than the Transactions.

If at any time after the date of the Merger Agreement and prior to the Offer Acceptance Time, (i) the Company receives a bona fide written Alternative Proposal made after the date of the Merger Agreement, (ii) the Company Board (or a committee thereof), after consultation with its independent financial advisors and outside legal counsel, determines in good faith that such Alternative Proposal constitutes or would reasonably be expected to lead to or result in a Superior Proposal and that failure to take actions is inconsistent with the fiduciary duties of the Company Board to the stockholders of the Company under applicable law and (iii) such Alternative Proposal was not solicited after the date of the Merger Agreement in material violation of the non-solicitation provisions of the Merger Agreement, then the Company and its representatives may (x) furnish information, including confidential information, with respect to the Company and its Subsidiaries to the person making such Alternative Proposal pursuant to a customary confidentiality agreement on terms that, taken as a whole, are not materially more favorable to such person than the provisions of the Confidentiality Agreement are to Parent (it being understood that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making, or amendment, of an Alternative Proposal) and that does not prohibit the Company from providing any information to Parent in accordance with or otherwise complying with the Company’s obligations under the Merger Agreement (which we refer to as an “Acceptable Confidentiality Agreement”); provided that an “Acceptable Confidentiality Agreement” does not include any confidentiality agreement that grants any exclusive right to negotiate with such counterparty; and (y) participate in discussions or negotiations regarding such Alternative Proposal with the person or group of persons making such Alternative Proposal. The Company must first notify Parent in advance that it intends to take the actions described in the preceding clauses (x) or (y) and provide to Parent any non-public information concerning the Company which was not previously provided or made available to Parent prior to or substantially concurrently with providing or making available to any person given such access described in the preceding clause (x). The Company will provide Parent with an accurate and complete copy of any Acceptable Confidentiality Agreement entered into promptly (and in any event within twenty-four (24) hours) of the execution thereof.

The Company is required to promptly (and in any event within forty-eight (48) hours after receipt) advise Parent in writing of any Alternative Proposal or any inquiries, requests, indication of interests, proposals or offers that could reasonably be expected to lead to an Alternative Proposal (including any request for non-public information related to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries, in each case in circumstances where it is reasonably apparent that such request could reasonably be expected to lead to the making of an Alternative Proposal). Such notification will include the material terms and conditions of any such Alternative Proposal or such inquiry, proposal, offer or request, including the identity of the person making any such Alternative Proposal or such inquiry, proposal, offer or request, and a copy of any written materials received from such person or such person’s representatives or provided by the Company or its representatives to such person or such person’s representatives related thereto (as well as written summaries of any material oral communications relating to the terms and conditions of any Alternative Proposal). The Company will keep Parent reasonably informed of material developments, discussions or negotiations (including with respect to any amendments or proposed amendments to any material terms or conditions) with respect to any such Alternative Proposal and promptly

(and in any event within twenty-four (24) hours after receipt) provide Parent a copy of any written materials received from such person or such person’s Representatives or provided by the Company or its Representatives to such person or such person’s Representatives related thereto (as well as written summaries of any material oral communications relating to the terms and conditions of any Alternative Proposal). The Company agrees that it will not provide information that could reasonably be expected to lead to the making of an Alternative Proposal to any person pursuant to any confidentiality agreement entered into prior to the date of the Merger Agreement unless such person agrees prior to receipt of such information to waive any provision that would prohibit the Company from providing any information to Parent in accordance with the non-solicitation provision or would otherwise prohibit the Company from complying with its non-solicitation obligations.

Pursuant to the Merger Agreement, “Superior Proposal” means any bona fide written Alternative Proposal made after the date of the Merger Agreement (other than an Alternative Proposal that has resulted from a material breach or material violation of the non-solicitation provisions of the Merger Agreement) on terms that the Company Board determines in good faith (after consultation with its independent financial advisor and its outside legal counsel), taking into account all the terms and conditions of the Alternative Proposal that the Company Board considers to be appropriate (including the identity of the person making the Alternative Proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations)), break-up fees, expense reimbursement provisions, conditions to consummation and the availability of necessary financing (including, if a cash transaction (in whole or in part), the availability of such funds and the nature, terms and conditionality of any committed financing), would result in a transaction (i) that is more favorable to the Company’s stockholders than the Offer and the Merger (taking into account any proposal by Parent to amend the terms of the Merger Agreement), and (ii) that is reasonably capable of being completed on the terms proposed; provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Alternative Proposal will be deemed references to “50%”.

Company Board Recommendation

As described above, and subject to the provisions described below, the Company Board, at a meeting duly called and held, has made the Company Board Recommendation.

Prior to Closing, the Company Board will not:

•	withhold, withdraw, modify or qualify, or publicly propose to withhold, withdraw, modify or qualify, in any manner adverse to Parent the Company Board Recommendation;

•	publicly approve or recommend, or publicly propose to approve or recommend, any Alternative Proposal;

•	make any public recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer;

•	fail to include the Company Board Recommendation in the Schedule 14D-9;

•

fail to publicly reaffirm its recommendation of the Merger Agreement within ten (10) Business Days after Parent so requests in writing, or, if earlier, two (2) Business Days prior to the Expiration Date; or

•

in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than by Parent and its Affiliates), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9 or reject such tender offer or exchange offer within ten (10) Business Days of the commencement of such tender offer or exchange offer, or, if earlier, two (2) Business Days prior to the Expiration Date of such tender offer or exchange offer.

Any action described in the foregoing bullet points is referred to as a “Change in Recommendation.”

The Merger Agreement further provides that the Company Board will not approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar contract or any tender or exchange offer providing for, with respect to, in connection with, or that could reasonably be expected to lead to any Alternative Proposal or requiring, or that would reasonably expected to cause, the Company to abandon, terminate, materially delay or fail to consummate, or that would otherwise be reasonably likely to materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement) (which we refer to as an “Alternative Acquisition Agreement”).

At any time prior to the Offer Acceptance Time, the Company Board may (x) in response to a bona fide written Alternative Proposal that has not been withdrawn and that was not solicited after the date of the Merger Agreement in material violation of the non-solicitation provisions of the Merger Agreement or the occurrence of an Intervening Event, make a Change in Recommendation or (y) in response to a bona fide written Alternative Proposal that has not been withdrawn, terminate the Merger Agreement and enter into an Alternative Acquisition Agreement with respect to such Alternative Proposal; provided that:

•	in the case of such a bona fide written Alternative Proposal:

•	the Company Board determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Alternative Proposal constitutes a Superior Proposal;

•

the Company Board determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the Company Stockholders under applicable law;

•

the Company has given Parent a written notice (which we refer to as a “Change in Recommendation Notice”) at least four (4) Business Days prior to effecting a Change in Recommendation or terminating the Merger Agreement of its intent to take such action and specifying the reason therefor;

•

prior to effecting such Change in Recommendation or terminating the Merger Agreement, the Company negotiates in good faith with Parent (to the extent Parent desires to negotiate) during such four (4) Business Day period to make such adjustments in the terms and conditions of the Merger Agreement so that such Alternative Proposal would cease to constitute a Superior Proposal; and

•

no earlier than the end of such four (4) Business Day period, the Company Board determines in good faith (after consultation with its independent financial advisors and outside legal counsel), after considering any amendments to the terms and conditions of the Merger Agreement proposed by Parent in a binding, written, irrevocable offer during such four (4) Business Day period, that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties to the Company Stockholders under applicable law (and that such Alternative Proposal continues to constitute a Superior Proposal); and

•	in the case of an Intervening Event;

•

the Company Board determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Law;

•

the Company has provided a Change in Recommendation Notice to Parent prior to effecting a Change in Recommendation of its intent to take such action and specifying the reason at least four (4) Business Days prior to making any such Change in Recommendation; and

•	(i) the Company has specified the Intervening Event in reasonable detail, (ii) the Company has given Parent the four (4) Business Days after the Change in Recommendation Notice to propose revisions to the terms of the Merger Agreement or make other proposals so that such Intervening Event would no longer necessitate a Change in Recommendation, and has its Representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (iii) after considering any amendments to the terms and conditions of the Merger Agreement proposed by Parent in a binding, written, irrevocable offer, if any, during such four (4) Business Day period, after consultation with outside legal counsel, the Company Board has determined, in good faith, that the failure to make the Change in Recommendation in response to such Intervening Event is inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Law.

Following delivery of a Change in Recommendation Notice, (i) in the case of a Superior Proposal, in the event of any material change to the financial terms (including any change to the amount or form of consideration payable) or other material revision to the material terms or conditions of such Alternative Proposal or (ii) in the case of an Intervening Event, in the event such Intervening Event changes in any material respect, the Company must provide a new Change in Recommendation Notice to Parent, and any Change in Recommendation or termination of the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal following delivery of such new Change in Recommendation Notice will again be subject to the procedures set forth above, except that the references to four (4) Business Days will be deemed to be two (2) Business Days. Notwithstanding anything to the contrary in the Merger Agreement, none of (A) the determination in itself by the Company Board (or a committee thereof) that an Alternative Proposal would reasonably be expected to lead to a Superior Proposal; (B) the delivery, in itself, by the Company of a Change in Recommendation Notice or any other deliverables contemplated by Section 6.2 of the Merger Agreement; or (C) the public disclosure, in itself, of the items in clauses (A) and (B) will constitute a Change in Recommendation or violate the terms of Section 6.2 of the Merger Agreement.

“Intervening Event” means any Effect or any material consequence of such Effect that (a) was not known or reasonably foreseeable to the Company Board as of or prior to the date of the Merger Agreement and (b) does not relate to or involve (i) any Alternative Proposal, (ii) any events, changes or circumstances relating to Parent, Purchaser or any of their Affiliates, (iii) the expiration or termination of any waiting periods or the receipt of any approvals, consents or clearances applicable to the Merger under any Antitrust Laws or (iv) changes after the date of the Merger Agreement in the market price or trading volume of the Company’s stock, in and of itself, or the fact that Company meets or exceeds internal or analysts’ expectations or projections of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or the fact that the Company meets or outperforms any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself.

Antitrust Filings

Under the terms of the Merger Agreement, each of the parties to the Merger Agreement will cooperate with each other and use (and cause their respective subsidiaries to use) their respective reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and to consummate and make effective, in the most expeditious manner practicable, the Offer and the Merger, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), and including, with respect to the Company, granting permission to Parent and Purchaser to include financial and other information relating to the Company and its Subsidiaries in customary marketing materials related to any financing related to the Transactions, subject to the Company’s prior review and approval of such inclusion (not to be unreasonably withheld, conditioned or delayed); (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Offer and the Merger; (iii) defend any lawsuits or other Legal Proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Offer and the Merger and (iv) obtain all necessary consents, approvals or waivers from third parties. Nothing in the Merger Agreement shall require Parent to (A) defend any lawsuit or other Legal Proceeding, whether judicial or administrative, brought by any Governmental Authority or third party challenging the Merger Agreement or seeking to enjoin, restrain, prevent, prohibit or make illegal consummation of the Merger or any of the other transactions contemplated hereby or imposes any damages, terms or conditions in connection with the Merger or any of the other transactions contemplated hereby, in each case in respect of Antitrust Laws; or (B) contest any Order in respect of Antitrust Laws that enjoins, restrains, prevents, prohibits or makes illegal consummation of the Merger or any of the other transactions contemplated hereby; provided, that if Parent determines to defend any such Legal Proceeding or contest any such Order, then each of Parent and the Company shall use reasonable best efforts to do so. Parent shall have the sole right to (i) direct, devise and implement the strategy for obtaining any necessary Consent of, for responding to any request from, inquiry or investigation by (including directing the timing, nature and substance of all such responses), and lead all meetings and communications (including any negotiations) with, any Governmental Authority that has authority to enforce any Antitrust Law and (ii) control the defense and settlement of any Legal Proceeding brought by or before any Governmental Authority in respect of Antitrust Laws. Parent shall consult with the Company and consider in good faith the views and comments of the Company in connection with the foregoing.

Each of the parties to the Merger Agreement agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and in any event within fifteen (15) Business Days after the date of the Merger Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority.

Pursuant to the Merger Agreement, on April 10, 2026, each of Neurocrine and Soleno filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division of the United States Department of Justice and the Federal Trade Commission (which we refer to as the “FTC”).

In the event that the Company or Parent receives a request for information or documentary material pursuant to the HSR Act (which we refer to as a “Second Request”), each shall, and shall cause its respective Subsidiaries to, use reasonable best efforts (and shall cooperate with each other) to submit an appropriate response to such Second Request as promptly as reasonably practicable, and to make available their respective Representatives to, on reasonable request, any Governmental Authority in connection with (i) the preparation of any Filing made by or on their behalf to any Governmental Authority in connection with the Transactions contemplated hereby or (ii) any Governmental Authority investigation, review or approval process. Parent and the Company shall jointly manage and direct all decisions and actions with respect to extending any waiting period under the HSR Act with respect to the Transactions, including by pull and refile or entering into or agreeing to any timing agreement with respect to the Merger with the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice or any other Governmental Authority; provided, that neither Parent nor Company, nor any of their Subsidiaries, shall enter into any agreement with the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice or any other Governmental Authority not to consummate the transactions contemplated by the Merger Agreement without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed).

Subject to applicable Laws relating to the sharing of information and the terms and conditions of the Confidentiality Agreement, each of the Company and Parent will and will cause its Subsidiaries to, cooperate and consult with each other in connection with the making of all Filings pursuant to the terms of the Merger Agreement and keep each other apprised on a current basis of the status of matters relating to the completion of the Offer and the Merger, including: (i) (A) as far in advance as practicable, notifying the other party of, and providing the other party with a reasonable opportunity to consult with respect to, any Filing or communication or inquiry it or any of its Affiliates intends to make with any Governmental Authority other than a Taxing Authority (or any communication or inquiry it or any of its Affiliates intends to make with any third party in connection therewith) relating to the matters that are the subject of the Merger Agreement, (B) providing the other Party and its counsel, prior to submitting any such Filing or making any such communication or inquiry, a reasonable opportunity to review, and considering in good faith the comments of the other Party and such other Party’s Representatives in connection with any such Filing, communication or inquiry, and (C) promptly following the submission of such Filing or making of such communication or inquiry, providing the other party with a copy of any such Filing, communication or inquiry, if in written form, or, if in oral form, a summary of such communication or inquiry; (ii) as promptly as practicable following receipt, furnishing the other party with a copy of any Filing or written communication or inquiry, or, if in oral form, a summary of any such communication or inquiry, it or any of its Affiliates receives from any Governmental Authority other than a Taxing Authority or the SEC (or, in each case, any communication or inquiry it receives from any third party in connection therewith) relating to matters that are the subject of the Merger Agreement; and (iii) coordinating and reasonably cooperating with the other party in exchanging such information and providing such other assistance as the other party may reasonably request.

The Company, Parent or their respective Representatives will notify and consult with the other Party in advance of any meeting or conference (including by telephone or videoconference) with any Governmental Authority other than a Taxing Authority, or any member of the staff of any such Governmental Authority, in respect of any Filing, Legal Proceeding (including the settlement of any Legal Proceeding) or other inquiry regarding the Transactions contemplated hereby and, to the extent permitted by such Governmental Authority, enable the other Party to participate. The Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under the Merger Agreement as “outside counsel only.” Such materials and the information contained therein will be given only to the outside legal counsel and will not be disclosed by such outside counsel and, subject to any additional confidentiality or joint defense agreement the Parties may mutually propose and enter into, to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or the Parent, as the case may be) or its legal counsel.

Parent (including its subsidiaries) will not agree to or consummate any acquisition of any assets or businesses, whether by merger, consolidation or purchasing a substantial portion of the assets of or equity in any person, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase would, in the good faith judgment of Parent, reasonably be expected to: (i) impose any material delay in the expiration or termination of any applicable waiting period pursuant to the HSR Act or other Antitrust Laws in respect of the Transactions; (ii) materially increase the risk of not obtaining any approvals and expiration of waiting periods pursuant to the HSR Act or other Antitrust Laws in respect of the Transactions, or (iii) impede the occurrence of the closing and/or the consummation of the Transactions.

Notwithstanding anything in the Merger Agreement to the contrary but except as provided in the foregoing, nothing in the Merger Agreement shall require Parent or any of its Subsidiaries to propose, negotiate, offer or effect any sale, divestiture, license or other disposition of any assets, rights or businesses of Parent or the Company or their respective Subsidiaries or otherwise commit to take any action that may limit Parent’s freedom of action with respect to any assets, rights or businesses of either Parent or the Company or their respective Subsidiaries. In no event shall the Company (or any of its Subsidiaries) propose, negotiate, offer or agree to any such actions without the prior written consent of Parent; provided, that the Company shall, and shall cause each subsidiary of the Company to, undertake such actions if requested by Parent if the effectiveness of such action is conditioned upon the occurrence of the Closing.

Indemnification and Insurance

The Merger Agreement provides that Parent, the Surviving Company and the Surviving Company’s Subsidiaries will (and, Parent will cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under (i) the indemnification agreements substantially in the form of the indemnification agreement publicly filed by the Company and available on EDGAR prior to the date of the Merger Agreement between (A) the Company and its Subsidiaries and any of their current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time and (B) the Company and its Subsidiaries and any corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise or other person serving or who served as a director, officer, member, manager, partner, trustee or other fiduciary of the Company or any of its Subsidiaries at the request of the Company or any of its Subsidiaries, in each case, prior to the Effective Time (which we refer to as the “Indemnified Persons”), and (ii) indemnification, expense advancement and exculpation provisions in the Company certificate of incorporation or bylaws of the Company and in the certificate of incorporation or bylaws (or equivalent governing documents) of any subsidiary of the Company, in each case of clauses (i) and (ii), as in effect on the date of the Merger Agreement and with respect to the Indemnified Persons’ acts and omissions occurring prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Company and its Subsidiaries will (and Parent will cause the Surviving Company and its Subsidiaries to) cause the formation and governing documents of the Surviving Company and its Subsidiaries to contain provisions with respect to elimination of liability of directors, indemnification, exculpation and the advancement of expenses that are no less favorable to the Indemnified Persons than the indemnification, exculpation and advancement of expenses provisions contained in the organizational and governing documents of the Company and its Subsidiaries as of the date of the Merger Agreement, and during such six (6) year period, such provisions will not be repealed, amended or otherwise modified (whether by merger, consolidation, division, conversion, domestication, transfer, continuance, share exchange, operation of law or otherwise) in any manner adverse to the Indemnified Persons except as provided below.

From the Effective Time until the sixth (6th) anniversary of the closing date, Parent and the Surviving Company (which we refer to as, together with their successors and assigns, the “Indemnifying Parties”) will, to the fullest extent permitted under applicable laws and the Company certificate of incorporation or bylaws (as in effect on the date of the Merger Agreement), indemnify, defend and hold harmless each Indemnified Person in his or her capacity as an officer or director of the Company against all losses, claims, damages, liabilities (including amounts paid in settlement or compromise), fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of the Company in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of the Company at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the Transactions. Without limiting the foregoing, from the Effective Time until the sixth (6th) anniversary of the closing date, the Indemnifying Parties will also, to the fullest extent permitted under applicable laws and the certificate of incorporation of the Company (as in effect as of the date of the Merger Agreement), advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this provision, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this provision.

During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent will, and will cause the Surviving Company to, maintain in effect for the benefit of the directors and officers of the Company, as of the date of the Merger Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (which we refer to as the “D&O Insurance”) that is substantially equivalent to and in any event providing coverage, terms, conditions, retentions, limits of liability, deductibles and amounts not less favorable to the insured persons than the policies of the Company in effect as of the date of the Merger Agreement; provided that the Surviving Company will not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of the Merger Agreement, but in such case will purchase coverage as favorable to the insured persons as is available for such amount as long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring at or prior to the Effective Time. The provisions of the immediately preceding sentence will be deemed to have been satisfied if prepaid policies have been obtained by the Company prior to the Effective Time. The Surviving Company will (and Parent will cause the Surviving Company to) maintain the D&O Insurance “tail” policy in full force and effect and continue to honor their respective obligations thereunder, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time.

Employee Matters

The Merger Agreement provides that for a period of at least one (1) year following the Closing, Parent will provide, or will cause to be provided, to Continuing Employees, while in the continuing employ of the Parent or any of its Subsidiaries for such one (1) year period: (i) an annual base salary or hourly wage rate (as applicable) that is substantially comparable to the annual base salary or wage rate (as applicable) provided to the Continuing Employee as of immediately prior to the Effective Time and (ii) health and welfare benefits (but excluding equity or equity-based incentive opportunities, severance, retention, change in control, deferred compensation, post-employment welfare, and defined benefit pension benefits (which we refer to as, collectively, the “Excluded Benefits”)) that are substantially comparable in the aggregate to those provided to similarly situated employees of Parent and its Subsidiaries.

For purposes of eligibility to participate under the employee benefit plans of Parent (other than the Excluded Benefits), the Surviving Company or any of their respective Subsidiaries (which we refer to as, each, a “New Plan”), Parent shall use its reasonable best efforts to cause each Continuing Employee to be credited, to the extent applicable, with his or her years of service with the Company, its Subsidiaries or their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled before the Effective Time, to credit for such service under any similar Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing will not apply to the extent that its application would result in a duplication of benefits. In addition and without limiting the generality of the foregoing, to the extent permitted under the applicable New Plan, Parent shall use its reasonable best efforts to cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in each applicable New Plan to the extent that coverage under such New Plan is comparable to a Plan in which such Continuing Employee participated immediately prior to the Effective Time (such plans, which we refer to as, collectively, the “Old Plans”). For purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent will (or will cause the Surviving Company to) use reasonable best efforts to cause all eligibility waiting periods, pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans, and Parent will (or will cause the Surviving Company to) use reasonable best efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan to the extent permitted under the applicable New Plan.

Termination of the Company 401(k) Plan

Effective as of no later than the day immediately preceding the closing date, the Company Board will adopt resolutions to terminate each and every employee benefit plan that is intended to be qualified under Section 401(a) of the Code (which we refer to as, each, a “401(k) Plan”), unless Parent provides written notice to the Company that such 401(k) Plans will not be terminated. Unless Parent provides such written notice to the Company, the Company will provide Parent with evidence, no later than five (5) days prior to the closing date, that each 401(k) Plan has been terminated pursuant to resolutions of the Company Board. The Company will also take such other actions in furtherance of terminating each 401(k) Plan, as Parent may reasonably require.

Access and Information

Until the earlier to occur of the termination of the Merger Agreement and the Effective Time, the Company will afford Parent and its representatives reasonable access during normal business hours, upon reasonable advance written notice, to the books, records, tax returns, work papers, other documents and personnel of the Company and its Subsidiaries, in each case to the extent reasonably requested by Parent and its Representatives; provided, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable law requires the Company or any of its Subsidiaries to restrict or otherwise prohibit access to such documents or information, (b) granting such access would violate any obligations of the Company or any of its Subsidiaries with respect to confidentiality to any third party or otherwise breach, contravene or violate, constitute a default under, or give a third party the right to terminate or accelerate an obligation under, any then effective Contract to which the Company or any of its Subsidiaries is a party, (c) access to such documents or information would reasonably be expected to result in a waiver of any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information or (d) such documents or information relate to the evaluation or negotiation of the Merger Agreement, the Transactions or, subject to the non-solicitation provisions of the Merger Agreement, an Alternative Proposal or Superior Proposal.

In the event that the Company does not provide access or information in reliance on clauses (a), (b) or (c) of the preceding sentence, it will use its reasonable best efforts to communicate or provide access to the applicable information to Parent in a way that would not violate any applicable law, contract or obligation or waive such a privilege. Any investigation conducted pursuant to the access contemplated by the Merger Agreement will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries, will be subject to the Company’s reasonable security measures and insurance requirements, and will not include the right to perform invasive testing without the Company’s prior written consent, in its sole discretion. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its representatives in connection with any investigation conducted pursuant to the access contemplated by the Merger Agreement. Any access to any Company properties or facilities will be subject to the Company’s reasonable security measures and the applicable requirements of the Company’s leases, subleases and license agreements and will not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including, any Phase I or Phase II environmental assessments. Nothing in the Merger Agreement will be construed to require the Company or any Representatives of any of the foregoing to prepare any reports, analyses, appraisals, opinions or other information.

Certain Litigation

The Company will provide Parent with prompt notice of, and copies of all pleadings and material correspondence relating to, the Specified Litigation and any actual or threatened Legal Proceeding against the Company or any of its directors or officers by any holder of shares of Company Common Stock arising out of or relating to the Merger Agreement or the transactions contemplated by the Merger Agreement (which notice may be by email and to Parent’s outside counsel only). Subject to the execution of a customary joint defense agreement and subject to the preservation of the attorney-client or other applicable privilege, protection under the work product or other doctrine and protection of confidential information and except if the Company Board (or any committee thereof) has made a Change in Recommendation, the Company will give Parent the opportunity to participate (but not control), at Parent’s expense, in the defense, settlement, or compromise of the Specified Litigation and any such Legal Proceeding. The Company will not settle or otherwise compromise the Specified Litigation without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

Other Covenants

The Merger Agreement contains other customary covenants, including covenants relating to FIRPTA documentation, public statements and disclosure, payoff letters matters with respect to Section 16 of the Exchange Act and the rules and regulations thereunder, Rule 14d-10(d)(2) under the Exchange Act, stock exchange delisting and deregistration, resignation of the officers and directors of the Company and its subsidiaries, Company Product matters and eliminating the effect of any takeover law.

Conditions to the Offer

See Section 15—“Conditions to the Offer.”

Conditions to the Merger

The obligations of Parent, Purchaser and the Company to effect the Merger are subject to the satisfaction, at or prior to the closing, of each of the following conditions:

•

No Law, order, judgment or injunction (whether temporary, preliminary or permanent) issued, enacted, promulgated, entered or enforced by a court of competent jurisdiction or other Governmental Authority restraining, prohibiting or rendering illegal the consummation of the Merger brought by a third party (which we refer to as the “Governmental Authority Closing Condition”) will be in effect; and

•	Purchaser (or Parent on Purchaser’s behalf) having accepted for payment or having caused to be accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

Termination

The Merger Agreement may be terminated prior to the Effective Time:

•	by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time.

•	By either Parent or the Company:

•

if a Governmental Authority of competent jurisdiction that is within a jurisdiction that is material to the business and operations of the Company or Parent issues a final, non-appealable order, decree or ruling in each case that permanently restrains, enjoins or otherwise prohibits the acceptance for payment of Shares pursuant to the Offer or the Merger or makes the consummation of the Offer or the Merger illegal; provided, that this right to terminate the Merger Agreement is not available to the Company, on the one hand, or Parent, on the other hand, if such order was primarily due to the failure of the Company, on the one hand, or Parent or Purchaser, on the other hand, to perform in any material respect any of its obligations under the Merger Agreement;

•

the Closing does not occur on or before 5:00 p.m. Eastern Time on October 5, 2026 (which we refer to as the “Initial Outside Date”); provided, however, that if, as of the Initial Outside Date, all Section 15—“Conditions to the Offer” below have been satisfied or are capable of being satisfied (other than the Regulatory Condition to the Offer or the Governmental Authority Condition to the Offer (but only if the restraint, prohibition or illegality arises as a result of Antitrust Laws), the Minimum Condition and such other Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time), then the Outside Date shall automatically be extended (without any action by any Party) to January 5, 2027 (which we refer to as, such extended date, the “Extended Outside Date” and, together with the Initial Outside Date, the “Outside Date”); provided, further, that this right to terminate the Merger Agreement will not be available to any Party whose failure to comply with any provision of the Merger Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; or

•

if the Offer (as may be extended in accordance with the Merger Agreement) expires as a result of the non-satisfaction of one or more Offer Conditions, without Purchaser accepting for payment any Shares tendered pursuant to the Offer; provided, however, that a party will not be permitted to exercise this right to terminate the Merger Agreement if the failure of the acceptance for payment of Shares or non-satisfaction of any such Offer Condition is attributable to a failure on the part of such party to perform in any material respect any covenant or agreement in the Merger Agreement required to be performed by it at or prior to the Offer Acceptance Time and such party has not cured such failure within 10 days after having received notice thereof from the other party (which we refer to as an “Offer Failure Termination”).

•	By Parent:

•

at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so, the Company Board fails to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or a Change in Recommendation occurs (which we refer to as a “Recommendation Failure Termination”); or

•

at any time prior to the Offer Acceptance Time, if (i) any of the representations and warranties of the Company contained in the Merger Agreement fails to be true and correct such that the condition precedent set forth in clause “(ii)” of Section 15—“Conditions to the Offer” below would not be satisfied or (ii) the Company has breached or failed to comply with any of its covenants or agreements under the Merger Agreement such that the condition precedent set forth in clause “(iii)” of Section 15—“Conditions to the Offer” below would not be satisfied, and such failure or breach with respect to any such representation, warranty, covenant or agreement (A) cannot be cured by the Outside Date or (B) if curable, continues to be unremedied as of three (3) Business Days prior to the Outside Date or, if earlier, the thirtieth (30th) day following delivery of notice to the Company regarding such failure or breach; provided, however, that Parent will not be entitled to exercise this right to terminate the Merger Agreement at any time during which the Parent or Purchaser is then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement (which we refer to as a “Company Breach Termination”).

•	By the Company:

•

at any time prior to the Offer Acceptance Time, if (i) any of the representations and warranties of Parent or Purchaser contained in the Merger Agreement fail to be true and correct or (ii) Parent or Purchaser has breached or failed to comply in any material respect with any of its covenants or agreements under the Merger Agreement that Parent or Purchaser is required to comply with or perform at or prior to the Offer Acceptance Time, and such failure or breach with respect to any such representation, warranty, covenant or agreement would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (A) cannot be cured by Parent or Purchaser, as applicable, by the Outside Date or (B) if curable, continues to be unremedied as of three (3) Business Days prior to the Outside Date or, if earlier, by the thirtieth (30th) day following delivery of notice to Parent regarding such failure or breach; provided, however, that the Company will not be entitled to exercise this right to terminate the Merger Agreement at any time during which the Company is then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement;

•

if (i) Purchaser has failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 2.1(a) of the Merger Agreement, (ii) terminated the Offer prior to the effective Expiration Date (as may be extended in accordance with the Merger Agreement) unless otherwise permitted to do so pursuant to the Merger Agreement, or (iii) failed to accept and pay for all Shares validly tendered (and not validly withdrawn) when required to do so in accordance with the terms of the Merger Agreement; provided, however, the Company will not be permitted to terminate the Merger Agreement pursuant to clause (i) or (iii) above if such failure of Purchaser was primarily due to the failure of the Company to perform in any material respect any of its obligations under the Merger Agreement; or

•	if the Company is terminating the Merger Agreement to enter into a definitive agreement relating to a Superior Proposal (which we refer to as a “Superior Proposal Termination”).

Effect of Termination

In the event the Merger Agreement is validly terminated pursuant to its terms, then each of the parties will be relieved of its duties and obligations arising under the Merger Agreement after the date of such termination and such termination will be without liability to any party, except certain provisions of the Merger Agreement and the Confidentiality Agreement will survive the termination of the Merger Agreement and remain in full force and effect, and, subject to the Company Termination Fee described below, the termination of the Merger Agreement will not relieve any party from any liability for common law fraud or willful breach.

Termination Fee

A termination fee of $95,250,000 (which we refer to as the “Company Termination Fee”) will be payable by the Company (or the Company will cause to be paid) to Parent (or its designee) in the event that:

•

the Merger Agreement is terminated by (A) the Company or Parent pursuant to an Outside Date Termination or an Offer Failure Termination and, in either case, (x) the Minimum Condition has not been satisfied as of such termination, (y) the conditions to the Offer in clauses “(v)” and “(vi)” of Section 15—“Conditions to the Offer” are satisfied at the time of such termination and (z) in the case of termination by the Company, the right to terminate the Merger Agreement pursuant to an Outside Date Termination is available to Parent, or (B) by Parent pursuant to a Company Breach Termination (solely if the relevant breach giving rise to a right of a Company Breach Termination constitutes a willful breach); following the execution and delivery of the Merger Agreement and prior to such termination of the Merger Agreement, a bona fide Alternative Proposal is publicly proposed or publicly disclosed (whether or not conditional) or made known to the Company Board prior to, and not publicly and unconditionally withdrawn at the time of, the Expiration Date or the termination of the Merger Agreement; and the Company consummates an Alternative Proposal within twelve (12) months after the date the Merger Agreement is terminated or enters into an Alternative Acquisition Agreement within twelve (12) months after the date the Merger Agreement is terminated and the applicable Alternative Proposal is subsequently consummated, whether before or after the expiration of such twelve (12)-month period; provided, that for purposes of this provision, the references to “20% or more” in the definition of “Alternative Proposal” are deemed to be references to “more than 50%”;

•

the Merger Agreement is terminated by Parent pursuant to a Recommendation Failure Termination, in which case the Company Termination Fee will be payable within two (2) Business Days after the termination of the Merger Agreement;

•

the Merger Agreement is terminated by the Company pursuant to a Superior Proposal Termination, in which case the Company Termination Fee will be payable immediately prior to or simultaneously with the termination of the Merger Agreement; or

•

the Merger Agreement is terminated by Parent or the Company pursuant to an Offer Failure Termination and, as of the time of termination, all of the conditions set forth in Section 15—“Conditions to the Offer” below are satisfied (other than the Minimum Condition and such other Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time) except that (i) the condition to the Offer in clause “(v)” of Section 15—“Conditions to the Offer” below is not satisfied at the time of such termination or (ii) the condition to the Offer in clause “(vi)” of Section 15—“Conditions to the Offer” below (but only if the restraint, prohibition or illegality arises as a result of Antitrust Laws) is not satisfied at the time of such termination, then, in either case, Parent will pay, or cause to be paid, to the Company or its designee an amount equal to $141,500,000 (which we refer to as the “Reverse Termination Fee”) within two (2) Business Days after the date of termination.

In no event will the Company be required to pay the Company Termination Fee on more than one occasion.

In the event that Parent or its designee receives full payment pursuant to the Company Termination Fee or the Company or its designee receives full payment pursuant to the Reverse Termination Fee, the receipt of the Company Termination Fee or the Reverse Termination Fee, as applicable, will constitute liquidated damages and not a penalty. Notwithstanding anything in the Merger Agreement to the contrary, in the event the Merger Agreement is validly terminated under the circumstances in which the Company Termination Fee is paid: (i) the payment by the Company of the Company Termination Fee will be the sole and exclusive remedy of Parent and Purchaser each and each of their respective affiliates, each of the direct and indirect stockholders, partners, managers or other equity or security holders of Parent and Purchaser or any of their respective affiliates and any Representative of any of the foregoing (which we refer to as, each, a “Parent Related Party” and, collectively, the “Parent Related Parties”), (ii) (A) none of Parent, Purchaser, any other Parent Related Party or any other person will, and none of Parent, Purchaser, any other Parent Related Party or any other person will be entitled to bring, and Parent and Purchaser hereby irrevocably covenant not to bring, threaten, commence, maintain or seek (and further covenant to cause each other Parent Related Party not to bring, threaten, commence, maintain or seek) any recovery in connection with and (B) none of the Company, any affiliates thereof, any direct or indirect stockholder, partner, manager or other equity or security holder of the Company or any affiliate thereof or any Representative of any of the foregoing (which we refer to as, each, a “Company Related Party” and, collectively, the “Company Related Parties”) will have any liability for or with respect to, in the case of each of clauses (A) and (B), any action, suit, claim, proceeding, investigation, arbitration or inquiry or other legal proceeding against the Company or any other Company Related Party arising out of the Merger Agreement, any of the Transactions, any breach of any agreement or covenant or any inaccuracy in any representation or warranty set forth in the Merger Agreement, any matters forming the basis for such termination or any loss suffered as a result of the failure of the Merger or any other Transactions to be consummated; provided, however, that payment of the Termination Fee will not be liquidated damages in the case of common law fraud or a willful breach of the Merger Agreement by the Company.

Notwithstanding anything in the Merger Agreement to the contrary, in the event the Merger Agreement is validly terminated under the circumstances in which the Reverse Termination Fee is paid: (i) the payment by Parent of the Reverse Termination Fee will be the sole and exclusive remedy of the Company Related Parties, (ii) (A) no Company Related Party or any other person will, and no Company Related Party or any other person will be entitled to bring, and the Company hereby irrevocably covenants not to bring, threaten, commence, maintain or seek (and further covenants to cause each other Company Related Party not to bring, threaten, commence, maintain or seek) any recovery in connection with and (B) none of the Parent Related Parties will have any liability for or with respect to, in the case of each of clauses “(A)” and “(B)”, any action, suit, claim, proceeding, investigation, arbitration or inquiry or other Legal Proceeding against the Parent Related Party arising out of the Merger Agreement, any of the Transactions, any breach of any agreement or covenant or any inaccuracy in any representation or warranty set forth in the Merger Agreement, any matters forming the basis for such termination or any loss suffered as a result of the failure of the Merger or any other Transactions to be consummated; provided, however, that payment of the Reverse Termination Fee will not be liquidated damages in the case of common law fraud or a willful breach of the Merger Agreement by Parent or Purchaser.

Specific Performance

The parties to the Merger Agreement have agreed that irreparable damage would occur in the event that any provision of the Merger Agreement was not performed in accordance with its specific terms or otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties to the Merger Agreement have acknowledged and agreed that in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Purchaser, on the other hand, of any of their respective covenants or obligations set forth in the Merger Agreement, the Company, on the one hand, and Parent and Purchaser, on the other hand, will be entitled (without proof of actual damages or otherwise or posting or securing any bond or other security), in addition to any other remedy to which they are entitled to under law or equity, to seek an injunction or injunctions to prevent or restrain breaches or threatened breaches of the Merger Agreement, by the other (as applicable), and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under the Merger Agreement. The parties to the Merger Agreement have agreed not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of the Merger Agreement by such party (or parties), and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party (or parties) under the Merger Agreement. Any party’s pursuit of any injunction or specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by a party in the case of a breach of the Merger Agreement involving willful breach or common law fraud; provided, however, that in no event will Parent or Purchaser be entitled to both the payment of the Company Termination Fee, on the one hand, and either specific performance or any other monetary or other remedies, on the other hand.

Fees and Expenses

Each party will pay its own expenses incident to preparing for, entering into and carrying out the Merger Agreement and the consummation of the Transactions, except that Parent will pay 100% of the fees payable in connection with the filings required to be made under the HSR Act and any other Antitrust Law.

Governing Law

The Merger Agreement is governed by Delaware law.

Tender and Support Agreement

The following summary description of the Tender Agreements is qualified in its entirety by reference to the Tender Agreement themselves, a form of which is filed as Exhibit (d)(2) to the Schedule TO, which you may examine and copy as set forth in Section 8—“Certain Information Concerning Neurocrine and Purchaser” above.

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into a Tender Agreement with each of Anish Bhatnagar, Soleno’s Chief Executive Officer and Chairman of the Company Board, and James Mackaness, Soleno’s former Chief Financial Officer (which we refer to as, each, a “Supporting Stockholder”). As of April 5, 2026, the Supporting Stockholders owned an aggregate of approximately 1.01% of the outstanding Shares.

Pursuant to the Tender Agreements, each Supporting Stockholder agreed to tender all of such Supporting Stockholder’s Shares as of the date of the Tender Agreement and any additional Shares such Supporting Stockholder acquires prior to the Tender Agreement Expiration Time (as defined below) into the Offer no later than the tenth (10th) Business Day after the commencement of the Offer. If such Supporting Stockholder acquires any Shares after the tenth (10th) Business Day after the commencement of the Offer such Holder will tender into the Offer such Shares prior to the earlier of (x) five (5) Business Days following the date that such Holder acquired such Shares and (y) the Tender Agreement Expiration Time. Unless the Tender Agreement terminates in accordance with its terms, once any Supporting Stockholder has tendered its Shares in accordance with the Tender Agreement, such Supporting Stockholder will not withdraw such Supporting Stockholder’s Shares from the Offer at any time.

The Tender Agreement further provides that from the date of the Tender Agreement until the Tender Agreement Expiration Time, each Supporting Stockholder will not cause or permit any transfer of any of such Supporting Stockholder’s Shares, other than in connection with certain limited exceptions, and will not tender, agree to tender or permit to be tendered any of such Supporting Stockholder’s Shares in response to, or otherwise in connection with, any tender or exchange offer other than the Offer. The Tender Agreement also provides that each Supporting Stockholder will not (i) deposit any Shares into a voting trust, or enter into a voting agreement or similar arrangement, or grant or permit the grant of any proxy, power of attorney or other authorization or consent in, or with respect to, the Shares, (ii) create any lien, claim, pledge, grant, hypothecation, obligation, option, charge, proxy, voting trust or other encumbrance or restriction on title, transfer or exercise of any rights of a Holder in respect of such Shares (which we refer to as a “Lien”) on the Shares, except Liens arising under or pursuant to, or imposed by, (A) applicable Law, (B) the Tender Agreement, the Merger Agreement or the Transactions, (C) any Company Stock Awards, any employee benefit plan of the Company, (D) community property laws, (E) any restrictions under applicable federal or state securities laws, (F) security interests or other encumbrances incurred in connection with standard margin account arrangements, (G) securing indebtedness of the Holder, which Liens, upon or prior to Transfer of the Shares in accordance with the terms of the Tender Agreement, will be released, or (H) arising in connection with any Permitted Transfers and (iii) enter into any Contract with respect to any Transfer or Lien prohibited by the terms of the Tender Agreement.

Under the terms of the Tender Agreement, each Supporting Stockholder waived, and agreed not to exercise or assert, on such Supporting Stockholder’s own behalf or on behalf of any other holder of Shares, any rights of appraisal, any dissenters’ rights or any similar rights relating to the Merger that such Supporting Stockholder may have by virtue of, or with respect to, any Shares owned by such Supporting Stockholder.

The Tender Agreement will terminate and the covenants and agreements set forth therein will terminate automatically, without any notice or other action by any person, and shall have no further force and effect as of the earliest to occur of (i) the Effective Time; (ii) the valid termination of the Merger Agreement in accordance with its terms; (iii) any modification or amendment to, or the waiver of any provision of, the Merger Agreement as in effect on the date of the Tender Agreement or the Offer that is effected, in either case, without the Holders’ prior written consent, that results in the Merger Consideration failing to include at least $53.00 in cash per Share; or (iv) the effectiveness of a written agreement executed by the parties to the Tender Agreement to terminate the Tender Agreement (which we refer to as, the earliest of such times in clauses (i) through (iv), the “Tender Agreement Expiration Time”).

Confidentiality Agreement

The following summary description of the Confidentiality Agreement is qualified in its entirety by reference to such Confidentiality Agreement, which has been filed as Exhibit (d)(3) to the Schedule TO, which may be obtained in the manner set forth in Section 8—“Certain Information Concerning Neurocrine and Purchaser” above.

On February 24, 2026, Parent and the Company entered into a Confidentiality Agreement (which we refer to as the “Confidentiality Agreement”) pursuant to which, among other things, Parent and the Company agreed, subject to certain exceptions, to keep confidential certain non-public information relating to Parent and the Company in connection with a possible transaction involving Parent and the Company.

The Confidentiality Agreement contains a customary standstill provision for the benefit of the Company, which is binding on Parent for a period of one (1) year from the date of the Confidentiality Agreement and automatically terminates in the event that (i) either of the parties enter into a definitive written agreement with any person other than Parent or the Company or its controlled affiliates to consummate a transaction involving the acquisition of all or a majority of voting power of each class of such party’s equity securities or all or substantially all of the consolidated assets of such party and its consolidated subsidiaries or (ii) a tender or exchange offer for all or a majority of each class of a party’s outstanding equity securities is commenced by any person other than Parent or the Company or its controlled affiliates and within ten (10) Business Days thereafter the board of directors of the party receiving such tender offer has not publicly taken a position rejecting such tender or exchange offer.

12.	Purpose of the Offer; Plans for Soleno.

Purpose of the Offer. The purpose of the Offer and the Merger is for Neurocrine, through Purchaser, to acquire control of, and the entire equity interest in, Soleno. The Offer, as the first step in the acquisition of Soleno, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as soon as practicable following the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement.

If you sell your Shares in the Offer, you will cease to have any equity interest in Soleno or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you will also no longer have an equity interest in Soleno. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Soleno.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the remaining public stockholders of Soleno before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the Merger Agreement), and subject to certain statutory provisions, if the acquiring corporation holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the vote of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of Soleno in accordance with Section 251(h) of the DGCL, upon the terms and subject to the satisfaction or waiver of the conditions to the Merger as soon as practicable following the Offer Acceptance Time.

Plans for Soleno. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of Soleno and the Company Board shortly thereafter. Neurocrine and Purchaser are conducting a detailed review of Soleno and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Neurocrine and Purchaser will continue to evaluate the business and operations of Soleno during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Neurocrine intends to review such information as part of a comprehensive review of Soleno’s business, operations, capitalization and management with a view to optimizing development of Soleno’s potential in conjunction with Soleno’s and Neurocrine’s existing businesses. We expect that all aspects of Soleno’s business will be fully integrated into Neurocrine. However, plans may change based on further analysis, including changes in Soleno’s business, corporate structure, charter, bylaws, capitalization, Board of Directors and management.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12—“Purpose of the Offer; Plans for Soleno,” and Section 13—“Certain Effects of the Offer,” Neurocrine and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Soleno (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Soleno, (iii) any material change in Soleno’s capitalization or dividend policy, (iv) any other material change in Soleno’s corporate structure or business, (v) changes to the management of Soleno or the Company Board, (vi) a class of securities of Soleno being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-

dealer quotation system of a registered national securities association or (vii) a class of equity securities of Soleno being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

To the best knowledge of Neurocrine and Purchaser, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Soleno, on the one hand, and Neurocrine, Purchaser or Soleno, on the other hand, existed as of the date of the Merger Agreement, nor had there been any discussions regarding such agreements, arrangements or understandings prior to the announcement of the Offer, and the Offer is not conditioned upon any executive officer or director of Soleno entering into any such agreement, arrangement or understanding.

It is possible that certain members of Soleno’s current management team will enter into new employment arrangements with Neurocrine or the Surviving Company after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the completion of the Merger, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

The Board of Directors and officers of the Surviving Company at and immediately following the Effective Time will consist of the members of the Board of Directors and officers, respectively, of Purchaser immediately prior to the Effective Time.

At the Effective Time, the certificate of incorporation of the Surviving Company will be amended and restated in its entirety so as to read in the form set forth on Exhibit A to the Merger Agreement, and the bylaws of the Surviving Company will be amended and restated in its entirety so as to read in the form set forth on Exhibit B to the Merger Agreement.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable following the Offer Acceptance Time and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Stock Quotation. The Shares are currently listed on Nasdaq. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following the Offer Acceptance Time), the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Neurocrine. Immediately following the consummation of the Merger, we intend and will cause Soleno to delist the Shares from Nasdaq.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Soleno to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Soleno to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Soleno, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Sections 14(a) and 14(c) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Soleno and persons holding “restricted securities” of Soleno to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. We intend to and will cause Soleno to terminate the registration of the Shares under the Exchange Act as soon as possible after consummation of the Merger if the requirements for termination of registration are met.

14.	Dividends and Distributions.

The Merger Agreement provides that during the pre-closing period, except as otherwise required or expressly permitted in the Merger Agreement, the Acquired Corporations will not declare, set aside, or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares). See Section 11—“The Transaction Documents—The Merger Agreement—Operating Covenants” above.

15.	Conditions to the Offer.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in the clauses below.

Notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any validly tendered (and not validly withdrawn) Shares, and, to the extent permitted by the Merger Agreement, may (x) terminate the Offer: (i) upon termination of the Merger Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to the terms of the Merger Agreement) or (y) amend the Offer as otherwise permitted by the Merger Agreement, if (in the case of (x) or (y)): (A) the Minimum Condition shall not be satisfied as of one (1) minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer; or (B) any of the additional conditions set forth in clauses “(ii)” through “(viii)” below shall not be satisfied or waived in writing by Neurocrine as of one (1) minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer:

(i)

there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Neurocrine and its subsidiaries, represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (i.e., the Minimum Condition);

(ii)

the representations and warranties of Soleno (a) set forth in Section 4.1(d) (Organization and Qualification), Section 4.2(a) and Section 4.2(d) (Capitalization) of the Merger Agreement were true and correct in all respects as of the date of the Merger Agreement and will be true and correct in all respects at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time, except for de minimis inaccuracies; (b) set forth in Section 4.1 (Organization and Qualification) (other than Section 4.1(d)), Section 4.3 (Corporate Power; Enforceability), Section 4.4 (Company Board Approval), Section 4.5 (No Vote Required), Section 4.10 (Brokers; Certain Expenses), Section 4.24 (Opinion of Financial Advisor of Soleno) and Section 4.25 (State Takeover Statutes Inapplicable) of the Merger Agreement were true and correct (in each case, without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any such representation or warranty) in all material respects as of the date of the Merger Agreement, and will be so true and correct in all material respects at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time; (c) set forth in clause “(a)” of the first sentence of Section 4.9 (Absence of Certain Changes) were true and correct in all respects as of the date of the Merger Agreement and will be true and correct in all respects at and as of the Offer Acceptance Time as if made at and as of such time; and (d) set forth in the Merger Agreement (other than those referred to in the immediately preceding clauses “(a)”,

“(b)” or “(c)”) were true and correct in all respects (in each case, without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any such representation or warranty) as of the date of the Merger Agreement, and will be so true and correct in all respects at and as of the Offer Acceptance Time as if made at and as of such time, except where the failure of such representations and warranties (considered collectively) to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, that in each case of the immediately preceding clauses “(a)”, “(b)”, “(c)” or “(d)”, the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in the applicable clause) as of such date only (i.e., the Representations Condition);

(iii)

Soleno shall have complied with or performed in all material respects all of the covenants and agreements that Soleno is required to comply with or perform at or prior to the Offer Acceptance Time (i.e., the Obligations Condition);

(iv)	since the date of the Merger Agreement, there shall not have been any Company Material Adverse Effect (i.e., the Company Material Adverse Effect Condition);

(v)

all applicable waiting periods under the HSR Act and the required antitrust approvals shall have expired or been terminated (including any timing agreement entered into with any Governmental Authority) and any approvals or clearances required thereunder shall have been obtained (i.e., the Regulatory Condition to the Offer);

(vi)

no Governmental Authority of competent jurisdiction that is within a jurisdiction that is material to the business and operations of Soleno or Neurocrine shall have issued an order, decree or ruling (whether temporary, preliminary or permanent) that (x) restrains, enjoins or otherwise prohibits the acceptance for payment of Shares pursuant to the Offer or the Merger or (y) makes the consummation of the Offer or the Merger illegal (i.e., the Governmental Authority Condition to the Offer);

(vii)

Neurocrine and Purchaser shall have received a certificate executed on behalf of Soleno by Soleno’s Chief Executive Officer, acting in such capacity, and not in his or her capacity as an individual, confirming that the conditions set forth in clauses “(ii),” “(iii)” and “(iv)” of this Annex I have been duly satisfied (i.e., the Officer Certificate Condition); and

(viii)	the Merger Agreement shall not have been terminated in accordance with its terms (i.e., the Termination Condition).

The foregoing conditions are for the sole benefit of Neurocrine and Purchaser, may be asserted by Neurocrine or Purchaser and (except for the Minimum Condition) may be waived by Neurocrine or Purchaser in whole or in part at any time and from time to time in the sole discretion of Neurocrine or Purchaser, subject in each case to the terms of the Merger Agreement and the applicable rules and regulations of the SEC.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Soleno with the SEC and other information concerning Soleno, we are not aware of any governmental license or regulatory permit that appears to be material to Soleno’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Neurocrine as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Soleno’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Conditions to the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations promulgated thereunder, certain transactions may not be consummated until notifications have been given and information has been furnished to the FTC and the Antitrust Division and all statutory waiting period requirements have been satisfied.

At any time, including before or after the expiration of the statutory waiting periods under the HSR Act if a filing has been made pursuant the HSR Act, or before or after the effective time, the U.S. Department of Justice or the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the Offer or Merger, to rescind the Offer or Merger or to conditionally permit completion of the Offer or Merger subject to regulatory conditions or other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the Offer or Merger or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances. Although neither Neurocrine nor Soleno believes that the Offer or Merger violates the antitrust laws, there can be no assurance that a challenge to the Offer or Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

See Section 15—“Conditions to the Offer.”

State Takeover Laws. Soleno is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three (3) years following the date such person became an “interested stockholder” of such corporation unless, among other things, the “business combination” or the transaction by which such person became an “interested stockholder” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board has taken all action necessary under the DGCL to ensure that no such restrictions apply to the Offer, the Merger, the Tender Agreements or any other transactions contemplated by the Merger Agreement and has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL. We have also represented to Soleno that neither Neurocrine nor Purchaser, for the three (3) years prior to the date of the Merger Agreement, has been an “interested stockholder” of Soleno under Section 203(c) of the DGCL.

Soleno, directly or through subsidiaries, may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15—“Conditions to the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Soleno (for purposes of the Exchange Act), (ii) it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one (1) year following the consummation of the Offer) and (iii) in the Merger, stockholders will receive the same consideration per Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of Soleno to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of Soleno to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will have received a sufficient number of Shares to ensure that Soleno will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Soleno. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Neurocrine, Purchaser and Soleno will take all necessary and appropriate action to effect the Merger as soon as practicable after the Offer Acceptance Time, without a meeting of stockholders of Soleno in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights.

No appraisal rights are available to the holders or beneficial owners of Shares in connection with the Offer. Unless otherwise specified expressly herein, all references to a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders and beneficial owners who wish to exercise such appraisal rights must do so within the later of the consummation of the Offer and twenty (20) days after the date that the notice of appraisal rights is given. If the Merger is consummated, the holders and beneficial owners of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) demand appraisal in accordance with the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the consideration paid in the Offer and the market value of such Shares. Holders and beneficial owners of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:

•

by the later of the consummation of the Offer and twenty (20) days after the mailing of the Schedule 14D-9, deliver to Soleno a written demand for appraisal of Shares held or beneficially owned, which demand must reasonably inform Soleno of the identity of the stockholder or beneficial owner, as applicable, and that the stockholder or beneficial owner, as applicable intends thereby to demand appraisal of such Shares (and, in the case of a demand made by a beneficial owner, the demand must reasonably identify the holder of record of the Shares for which the demand is made, be accompanied by documentary evidence of the beneficial owner’s beneficial ownership of the Shares for which appraisal is demanded, include a statement that such documentary evidence is a true and correct copy of what it purports to be and provide an address at which the beneficial owner consents to receive notices given by the Surviving Company in the Merger under Section 262 and to be set forth on the verified list required by subsection (f) of Section 262);

•	not tender their Shares in the Offer; and

•

continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time (if a stockholder who demanded appraisal transfers or a beneficial owner who demanded appraisal ceases to beneficially own the Shares before the Effective Time, such person will lose appraisal rights with respect to the Shares).

The foregoing description is a summary of the appraisal rights of stockholders and beneficial owners under the DGCL and the procedures to be followed by stockholders and beneficial owners desiring to exercise any appraisal rights available thereunder. The foregoing summary is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Neurocrine has retained MacKenzie Partners, Inc. to be the Information Agent and Equiniti Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Neurocrine nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The making of the Offer in jurisdictions other than the U.S. may be restricted or prohibited by law. We are not currently aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If we become aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, we cannot comply, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that jurisdiction. If you are in any doubt as to your eligibility to participate in the Offer, you should contact your professional adviser immediately. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Neurocrine or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, Depositary or the Information Agent for the purpose of the Offer.

Neurocrine and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Soleno has advised Neurocrine and Purchaser that it will file with the SEC on the date on which Neurocrine and Purchaser file the Offer documents with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Copies of such documents, and any amendments thereto, may, when filed, be obtained from the SEC in the manner set forth under Section 7—“Certain Information Concerning Soleno” above.

Sigma Merger Sub, Inc.

April 20, 2026

SCHEDULE I—INFORMATION RELATING TO NEUROCRINE AND PURCHASER

Neurocrine

The following table sets forth information about Neurocrine’s directors and executive officers as of April 20, 2026. The current business address of each person is c/o Neurocrine Biosciences, Inc., 6027 Edgewood Bend Court, San Diego, California 92130, and the business telephone number is (858) 617-7600. Except as provided below, all directors and executive officers listed below are citizens of the United States.

Name	Age	Position
Kyle W. Gano, Ph.D.	53	Chief Executive Officer and Director
Matthew C. Abernethy	46	Chief Financial Officer
Eric Benevich	60	Chief Commercial Officer
David W. Boyer	47	Chief Corporate Affairs Officer
Julie S. Cooke	60	Chief Human Resources Officer
Ingrid Delaet	60	Chief Regulatory Officer
Sanjay Keswani, M.D.	56	Chief Medical Officer
Darin M. Lippoldt	60	Chief Legal Officer and Corporate Secretary
Jude Onyia, Ph.D.	62	Chief Scientific Officer
Andrew Ratz, Ph.D.	58	Chief Technical Operations Officer
Kevin C. Gorman, Ph.D.	68	Director
Gary A. Lyons	75	Director
Johanna Mercier	56	Director
George J. Morrow	74	Director
Leslie V. Norwalk	60	Director
Christine A. Poon	73	Director
Richard F. Pops	64	Director
William H. Rastetter, Ph.D.	78	Chairman of the Board
Shalini Sharp	51	Director
Stephen A. Sherwin, M.D.	77	Director

Executive Officers of Neurocrine

Kyle W. Gano, Ph.D. was appointed to serve as President and CEO of Neurocrine in October 2024 after having served as Chief Business Development and Strategy Officer since 2020 and Chief Business Development Officer since 2011. From 2001 to 2011, Dr. Gano held several positions of increasing responsibility at Neurocrine spanning marketing analytics to business development. He has served on Neurocrine’s Board of Directors since October 2024 and currently serves on the Board of Directors of the Pharmaceutical Research and Manufacturers of America (PhRMA). Dr. Gano received his B.S. in Chemistry from the University of Oregon, B.S. in Biochemistry from the University of Washington, and his M.B.A. and Ph.D. in Organic Chemistry from the University of California, Los Angeles.

Matthew C. Abernethy was appointed Chief Financial Officer in November 2017 and is responsible for leading corporate finance activities, information technology, investor relations, and facilities at Neurocrine Biosciences. Mr. Abernethy also currently serves on the Board of Directors of The Jacobs & Cushman San Diego Food Bank and California Life Sciences, each a nonprofit organization, and on the Board of Directors of Fate Therapeutics, Inc., a publicly traded clinical-stage biopharmaceutical company. Mr. Abernethy has over 15 years of biotech and medical device experience in finance and investor relations. He joined Neurocrine Biosciences from Zimmer Biomet, where he held various positions from February 2009 to November 2017, including most recently, Vice President, Investor Relations and Treasurer and Vice President of Finance for the Americas and Global Product Engines. He began his career with KPMG LLP and became a certified public accountant (inactive). Mr. Abernethy earned his B.S. in Accounting and Business Administration from Grace College and an MBA from the University of Chicago.

Eric Benevich was appointed Chief Commercial Officer in May 2015 and is responsible for all aspects of commercial development, marketing and sales of the Neurocrine Biosciences product portfolio. Mr. Benevich has over 30 years of commercial experience in the pharmaceutical industry and previously served in various positions of increasing responsibility at AstraZeneca, Amgen, Peninsula Pharmaceuticals and Avanir Pharmaceuticals in the sales and marketing of drugs such as Prilosec®, Epogen®, Enbrel® and Neudexta®. Mr. Benevich also currently serves on the board of aTyr Pharma, Inc., a publicly traded clinical stage biotechnology company. Mr. Benevich has a BBA in International Business from Washington State University.

David W. Boyer was appointed Chief Corporate Affairs Officer in September 2019 and is responsible for patient advocacy and engagement, corporate communications, government relations, and public policy at Neurocrine Biosciences. Mr. Boyer brings nearly 20 years of experience in public affairs, specializing in the life sciences and biopharmaceutical sectors. He joins Neurocrine Biosciences after nine years with the BGR Group, where he served as a Principal and the Head of the Health & Lifesciences Practice, leading the firm’s healthcare advocacy, policy and strategy development, and strategic consulting team. During his tenure at the BGR Group, Mr. Boyer led public policy, advocacy, and strategic communications initiatives for a wide range of healthcare clients. Prior to joining the BGR Group, Mr. Boyer served as Special Assistant to the President for Legislative Affairs under President George W. Bush, Assistant Commissioner for Legislation at the U.S. Food and Drug Administration, and Special Assistant to the Secretary at the U.S. Department of Health and Human Services. In addition to his public service, Mr. Boyer held senior advocacy positions at the Biotechnology Innovation Organization (BIO) and the Pharmaceutical Research and Manufacturers of America (PhRMA). Mr. Boyer holds a B.A. in Government from Georgetown University.

Julie S. Cooke was appointed Chief Human Resources Officer in September 2017. She joined Neurocrine Biosciences from the Sanford Burnham Prebys Medical Research Institute where she served as Senior Vice President for Human Resources and was a member of the executive management team. Previously, Ms. Cooke held multiple positions at Life Technologies, including being the human resource partner to the Chief Operating Officer, Division Presidents and Global Function Leads. Prior to Life Technologies, she ran human resources and was a member of the executive management team at SGX Pharmaceuticals. Ms. Cooke began her career at PepsiCo., The Pepsi Bottling Group, and Gateway, where she held positions of increasing responsibility in human resources. She holds a Bachelor of Arts in Economics from Colorado College.

Ingrid Delaet, Ph.D. was appointed Vice President, Regulatory Affairs in 2021, and Chief Regulatory Officer in October 2022. She is responsible for leading the regulatory affairs, quality assurance and medical writing management teams. Dr. Delaet has more than 25 years of drug development experience in several therapeutic areas, including immunology, hepatology, cardiovascular, and metabolic diseases. Prior to joining Neurocrine Biosciences, she served as Senior Vice President, Regulatory Affairs at Intercept Pharmaceuticals, which she joined in 2016. Between 1997 and 2016, Dr. Delaet held various positions of increasing responsibility at Bristol-Myers Squibb in the United States, first in Clinical Research and Development and then in Global Regulatory Affairs, where she served as Therapeutic Area Lead for Immunology. Prior to Bristol-Myers Squibb, she held positions in clinical research at CellPro, Inc. and Wyeth-Ayerst Research. She received her Ph.D. in Immunology and her M.Sc. in Pharmaceutical Sciences from The Free University of Brussels, Belgium.

Sanjay Keswani, M.D. was appointed Chief Medical Officer in June 2025 and is responsible for all clinical development and medical affairs at Neurocrine Biosciences. Dr. Keswani has more than 20 years of pharmaceutical industry experience with broad R&D expertise across multiple therapeutic areas, including neurology, autoimmune diseases, neuroimmunology and psychiatry. He joined Neurocrine Biosciences from ImmunoBrain, a clinical-stage biotechnology firm, where he served as President and Chief Executive Officer from January 2024 until he joined Neurocrine Biosciences in June 2025. From June 2019 to February 2022, Dr. Keswani served as Executive Vice President and Chief Medical Officer of Annexon, Inc., a biopharmaceutical company focused on complement-mediated autoimmune and neurodegenerative diseases, and in February 2022 he joined MiroBio Ltd., a privately held biotechnology company developing checkpoint agonist antibodies for autoimmune disease, as Chief Medical Officer. Prior to joining Annexon, he was Chief Executive

Officer of Rheos Medicines, Inc., and earlier held senior research and development leadership positions at F. Hoffmann-La Roche Ltd., including Senior Vice President and Global Head of Neuroscience, Ophthalmology and Rare Diseases Research and Early Development, and at Bristol-Myers Squibb Company, where he served as Vice President of Exploratory and Clinical Translational Research across multiple therapeutic areas. Dr. Keswani also serves on the Board of Directors of Nura Bio, Inc., a privately held biotechnology company. Dr. Keswani is an elected Fellow of the Royal College of Physicians, United Kingdom, and a former Neurology Faculty member at The Johns Hopkins Hospital. He graduated with honors from St. Bartholomew’s Hospital and holds a First-Class honors BSc degree from St. Mary’s Hospital, London in Pathology & Basic Medical Sciences (Immunology). He completed his residency in Neurology and fellowships in Neuroimmunology and Neurophysiology at The Johns Hopkins Hospital.

Darin M. Lippoldt was appointed Chief Legal Officer and Corporate Secretary in 2014 and has oversight of all legal, intellectual property, and compliance matters. Mr. Lippoldt served as Chair of the Biotechnology Innovation Organization (BIO) General Counsels’ Committee from 2023-2025. Prior to joining Neurocrine Biosciences, Mr. Lippoldt served as Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary of Volcano Corporation, a company he joined in 2010. Prior to Volcano, Mr. Lippoldt served as Associate General Counsel at Amylin Pharmaceuticals, Inc. He previously practiced corporate and securities law with the law firms of Fulbright & Jaworski LLP and Matthews and Branscomb, P.C. Mr. Lippoldt received a B.B.A. in Finance, an M.A. in International Relations and a J.D. from St. Mary’s University.

Jude Onyia, Ph.D. was appointed Chief Scientific Officer in November 2021 and leads the drug discovery and non-clinical development teams responsible for bolstering and advancing Neurocrine’s pipeline of therapeutic candidates. Additionally, in February 2023, Dr. Onyia joined Voyager Therapeutics, Inc.’s board of directors. A scientist with more than 25 years of experience in the pharmaceutical industry, Dr. Onyia is the former Vice President of Biotechnology Discovery Research at Eli Lilly and Company. At Eli Lilly, Dr. Onyia contributed to the discovery and/or advancement of more than 60 clinical candidates across multiple therapeutic areas, which led to seven or more approved medicines. He also was responsible for more than 50 pre-candidate programs across multiple therapeutic areas. Dr. Onyia holds a B.S. in Forest Biology from the State University of New York (SUNY) College of Environmental Science and Forestry, as well as a Ph.D. in Cell and Molecular Biology from the SUNY Health Science Center, both at Syracuse NY.

Andrew Ratz, Ph.D. was appointed Senior Vice President, Drug Development, Delivery and Device in January 2025, and Chief Technical Operations Officer in February 2026. He is responsible for leading Neurocrine’s global technical development, manufacturing and supply chain functions, supporting Neurocrine’s expansion beyond small molecules into biologics and device-based therapies. Dr. Ratz joined Neurocrine Biosciences after a nearly 30-year career at Eli Lilly, where he contributed to the successful development and registration of more than 25 medicines across multiple therapeutic areas and drug modalities, supporting both biologic and small molecule portfolios. From February 2020 to December 2024, he served as Senior Vice President, Delivery, Device and Connected Solutions at Eli Lilly, where he led the integrated design and development of devices, drug-device combination products, and packaging systems for both the biotech and small molecule portfolios. Prior to that, Dr. Ratz served as Senior Director of Process Chemistry and Chemical Engineering and Head of Global Outsourcing for Eli Lilly’s small molecule portfolio. Dr. Ratz holds a B.S. in Chemistry from Indiana University, as well as a Ph.D. in Chemistry from Harvard University.

Directors of Neurocrine

Kevin C. Gorman, Ph.D. has served on the Board of Directors since January 2008. Dr. Gorman served as the President and CEO of Neurocrine from January 2008 through October 2024, after having served as Executive Vice President and Chief Operating Officer beginning in 2006. Prior to that, he served as Executive Vice President and Chief Business Officer, and Senior Vice President of Business Development. Dr. Gorman currently serves as a director of Xencor, Inc. a publicly traded clinical-stage biopharmaceutical company. From 1990 until 1993, Dr. Gorman was a principal of Avalon Medical Partners, L.P. where he was responsible for the early stage founding of the company and several other biotechnology companies such as Onyx Pharmaceuticals, Inc., Metra Biosystems, Inc., Idun Pharmaceuticals, Inc. and ARIAD Pharmaceuticals, Inc. Dr. Gorman received his Ph.D. in immunology and M.B.A. in Finance from the University of California, Los Angeles and did further post-doctoral training at The Rockefeller University.

Gary A. Lyons has served on the Board of Directors since joining Neurocrine Biosciences in February 1993. Mr. Lyons served as the President and CEO of Neurocrine from February 1993 through January 2008. Prior to joining Neurocrine, Mr. Lyons held a number of senior management positions at Genentech, Inc., including Vice President of Business Development and Vice President of Sales. Mr. Lyons is currently the Chairman of the Board of Directors of Travere Therapeutics, a publicly traded ultra-orphan disease commercial-stage company. Mr. Lyons previously served on the Board of Directors of Rigel Pharmaceuticals, Inc., Fresh Tracks Therapeutics, Inc. (formerly Brickell Biotech, Inc.), Eledon Pharmaceuticals, Inc. (formerly Novus Therapeutics), and Facet Biotech Corporation. Mr. Lyons holds a B.S. in Marine Biology from the University of New Hampshire and an M.B.A. from Northwestern University’s J.L. Kellogg Graduate School of Management.

Johanna Mercier has served on the Board of Directors since April 2021. Ms. Mercier serves as the Chief Commercial and Corporate Affairs Officer of Gilead Sciences, overseeing the global commercialization of the company’s medicines across virology, oncology and inflammation. She has been central to Gilead’s portfolio diversification, strengthening the company’s long-term growth prospects, expanding patient access and shaping commercial strategy. Ms. Mercier led the swift launch and global access strategy of Gilead’s COVID-19 antiviral on an accelerated timeline during the height of the COVID-19 pandemic, while also driving Gilead’s response to the crisis, including product donations. Today, she leads efforts to establish a new investigational product as a long-acting option for HIV prevention, and to expand access for people in high-incidence, resource-limited countries through innovative launch preparations and voluntary licensing agreements. A passionate advocate for the future of transformational healthcare and improving patient access on a global scale, Ms. Mercier also serves on the Board of Directors of Arcus Biosciences, Inc., a publicly traded company. Prior to joining Gilead in 2019, Johanna spent 25 years at Bristol-Myers Squibb, where she held senior leadership roles across the U.S. and international markets. She received her bachelor’s degree in biology from the University of Montreal and her MBA from Concordia University.

George J. Morrow has served on the Board of Directors since October 2015. Mr. Morrow served as Executive Vice President, Global Commercial Operations at Amgen Inc., a global biotechnology company, from 2003 until his retirement in 2011. He joined Amgen in 2001 as Executive Vice President, Worldwide Sales and Marketing. His responsibilities included oversight of all commercial functions for Amgen’s broad spectrum of products in more than 50 countries worldwide, and the introduction of multiple new products into global markets. From 1992 to 2001, Mr. Morrow held executive management and commercial positions within several subsidiaries of Glaxo Wellcome, including Group Vice President for Commercial Operations (U.S.), Managing Director (U.K.), and most recently as President and Chief Executive Officer of Glaxo Wellcome, Inc. (U.S.). Mr. Morrow currently serves on the Board of Directors of Align Technology, Inc., a publicly traded global medical device company. He has previously served on the boards of Vical, Inc., Otonomy, Inc., Glaxo Wellcome, Inc., Human Genome Sciences, Inc., Safeway, Inc., National Commerce Bank, the Johns Hopkins School of Public Health, and the Duke University Fuqua School of Business. Mr. Morrow holds a B.S. in Chemistry from Southampton College, Long Island University, an M.S. in Biochemistry from Bryn Mawr College and an M.B.A. from Duke University.

Leslie V. Norwalk has served on the Board of Directors since September 2019. Since 2007, Ms. Norwalk has served as Strategic Counsel to healthcare companies at Epstein Becker Green, EBG Advisors, and National Health Advisors. Ms. Norwalk advises several private equity firms on healthcare matters. She serves as a director of CVS Health Corporation, Globus Medical, Inc., and Arvinas, Inc., all publicly traded companies, as well as several privately held healthcare companies. Ms. Norwalk previously served on the Board of Directors of Centene, Endologix, Magellan Health, Modivcare Inc., NuVasive, Inc., prior to its acquisition by Globus Medical, and Press Ganey. Ms. Norwalk began her career in the public sector in The White House Office of

Presidential Personnel under the first Bush administration, following which she practiced law at the Washington, D.C. office of Epstein Becker Green, P.C. From 2001 to 2007, she served in several roles at the Centers for Medicare & Medicaid Services (CMS) under the George W. Bush administration, including serving as Deputy Administrator, and Counselor and Policy Advisor, before assuming the role of Acting Administrator. Ms. Norwalk holds a J.D. from the George Mason University School of Law and a B.A. in Economics and International Relations from Wellesley College.

Christine A. Poon has served on the Board of Directors since July 2023. Ms. Poon is the former Executive-in-Residence in the Department of Management and Human Resources at the Max M. Fisher College of Business at The Ohio State University, where she served as Dean and the John W. Berry, Sr. Chair in Business from 2009 to 2014. She served as Vice Chairman and Member of the Board of Directors of Johnson & Johnson from 2005 until her retirement in March 2009. Ms. Poon joined Johnson & Johnson in 2000 as Company Group Chair in the Pharmaceuticals Group. She became a member of Johnson & Johnson’s Executive Committee and Worldwide Chair, Pharmaceuticals Group, in 2001, and served as Worldwide Chair, Medicines and Nutritionals, from 2003 to 2005. Prior to joining Johnson & Johnson, she spent 15 years at Bristol-Myers Squibb in various management positions. Ms. Poon was also a Vice Chair of the Supervisory Board of Royal Philips Electronics and served on the Board of Directors of Decibel Therapeutics, Inc., and The Sherwin-Williams Company. She currently serves on the Board of Directors of Prudential Financial, Inc., and Regeneron Pharmaceuticals, Inc., where she serves as the lead independent director. Ms. Poon was named Woman of the Year by the Healthcare Businesswomen’s Association in 2004 and named Business Leader of the Future by CNBC/Wall Street Journal in 2005.

Richard F. Pops has served on the Board of Directors since April 1998. Mr. Pops is the Chairman and Chief Executive Officer of Alkermes plc. He joined Alkermes as Chief Executive Officer in February 1991. Under his leadership, Alkermes has grown from a privately held research-based company with 25 employees to an international, publicly traded pharmaceutical company with more than 2,000 employees. In addition to Alkermes, he currently serves on the Board of Directors of the Biotechnology Innovation Organization (BIO) and the Pharmaceutical Research and Manufacturers of America (PhRMA). Previously, Mr. Pops served on the Board of Directors of Epizyme, Inc., a biotechnology company focused on epigenetics, and Acceleron Pharma, Inc., a biopharmaceutical company. He holds a B.A. in Economics from Stanford University.

William H. Rastetter, Ph.D. has served on the Board of Directors since February 2010 and as Chairman of the Board of Directors since May 2011. Currently, he serves as the Chairman of the Board of Directors for Fate Therapeutics, a publicly traded company focused on cellular therapies, as well as for Daré Bioscience, Inc. (previously known as Cerulean Pharma Inc.), a publicly traded company focused on women’s healthcare. Dr. Rastetter also serves on the Board of Directors of Iambic Therapeutics, Inc., a private company using artificial intelligence and laboratory automation to design and develop medicinal chemicals initially for oncology indications. Dr. Rastetter previously served as the Chairman of Grail, Inc., and as a director of the board of Regulus Therapeutics, Inc., prior to its acquisition by Novartis AG. Dr. Rastetter serves as an advisor to Illumina Ventures, and is the Chairman of San Diego Squared, a nonprofit focused on STEM awareness and education for students in underserved communities. Dr. Rastetter was a partner in the venture capital firm, Venrock, from 2006 through early 2013 and was Executive Chairman of Biogen Idec, Inc. from 2003 to 2005. Earlier, he served as Chairman and Chief Executive Officer of IDEC Pharmaceuticals Corporation until its merger with Biogen Inc. in 2003; he joined IDEC Corporation as its Chief Executive Officer at the company’s founding in 1986. From 1984 to 1986, Dr. Rastetter was Director of Corporate Ventures at Genentech, where from 1982 to 1984 he held scientific positions. He held a series of faculty positions including Associate Professor at the Massachusetts Institute of Technology (“MIT”) from 1975 to 1982. Dr. Rastetter has an S.B. degree in Chemistry from MIT and received M.A. and doctorate degrees in Chemistry from Harvard University.

Shalini Sharp has served as a member of our Board of Directors since February 2020. Ms. Sharp served as Executive Vice President and Chief Financial Officer of Ultragenyx Pharmaceuticals Inc., a publicly traded biopharmaceutical company, from 2012 to 2020. Previously, from 2003 to 2012, Ms. Sharp held positions of increasing responsibility at Agenus, Inc., a publicly traded clinical-stage immune-oncology company, including as Chief Financial Officer, and also served as a member of its Board of Directors from 2012 to 2018. Earlier in her career, Ms. Sharp worked at Elan Pharmaceuticals, McKinsey & Company, and Goldman Sachs. Ms. Sharp currently serves on the Boards of Directors of BeOne Medicines Ltd. (formerly BeiGene, Ltd.), a publicly traded oncology company, Organon & Co, a publicly traded healthcare company, and Septerna, Inc., a publicly traded clinical-stage biotechnology company. She also serves on the Board of Directors of Iambic Therapeutics, Inc., a private company using artificial intelligence and laboratory automation to design and develop medicinal chemicals initially for oncology indications, and serves as Chair of the Board of Directors for Mahzi Therapeutics, a private company focused on rare neurodevelopmental disorders. Ms. Sharp previously served on the Board of Directors of Mirati Therapeutics, prior to its acquisition by Bristol-Myers Squibb Company, Sutro Biopharma, Inc., Panacea Acquisition Corp., prior to its merger with Nuvation Bio, Precision BioSciences, Inc., TB Alliance, Array Biopharma, prior to its acquisition by Pfizer, and Agenus Inc. She holds a B.A. and an M.B.A. from Harvard University.

Stephen A. Sherwin, M.D. has served on the Board of Directors since April 1999. Dr. Sherwin currently divides his time between advisory work in the life sciences industry and patient care and teaching in his specialty of medical oncology. He is a Clinical Professor of Medicine at the University of California, San Francisco, and a volunteer Attending Physician in Hematology-Oncology at the Zuckerberg San Francisco General Hospital. Dr. Sherwin currently serves on the Board of Directors of Biogen Inc., a publicly traded company, and Innovent Biologics, Inc., a biopharmaceutical company publicly listed on the Main Board of the Hong Kong Stock Exchange. He is also an Advisory Partner with Third Rock Ventures. Previously, Dr. Sherwin was Chairman and Chief Executive Officer of Cell Genesys, a cancer immunotherapy company, from 1990 until the company’s merger in 2009 with BioSante Pharmaceuticals (now ANI Pharmaceuticals). He was also a Co-founder and Chairman of Abgenix, an antibody company which was acquired by Amgen in 2006, and co-founder and Chairman of Ceregene, a gene therapy company which was acquired by Sangamo Biosciences in 2013. From 1983 to 1990, Dr. Sherwin held various positions in clinical research at Genentech, most recently that of Vice President. Prior to 1983, he was on the staff of the National Cancer Institute. In addition, Dr. Sherwin previously served on the Board of Directors of Aduro Biotech, BioPlus Acquisition Corporation, and Neon Therapeutics. He also served on the Board of Directors of the Biotechnology Innovation Organization (BIO) from 2001 to 2014 and as its Chairman from 2009 to 2011, and was a member of the President’s Council of Advisors in Science and Technology (PCAST) Working Group on Drug Development from 2011 to 2013. Dr. Sherwin holds a B.A. in biology, summa cum laude, from Yale University and an M.D. from Harvard Medical School, is board-certified in internal medicine and medical oncology, and is a Fellow of the American College of Physicians.

Purchaser

The following table sets forth information about Purchaser’s directors and executive officers. The current business address of each person is c/o Neurocrine Biosciences, Inc., 6027 Edgewood Bend Court, San Diego, California 92130, and the business telephone number is (858) 617-7600. Except as provided below, all directors and executive officers listed below are citizens of the United States.

Name	Age	Position
Kyle W. Gano, Ph.D.	53	President, Director
Darin M. Lippoldt	60	Secretary, Director

Directors and Executive Officers of Purchaser

See the biographies of Kyle W. Gano, Ph.D. and Darin M. Lippoldt under “—Neurocrine—Executive Officers of Neurocrine” above.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by express mail, courier, or other expedited service: Equiniti Trust Company, LLC 1110 Centre Pointe Curve Suite # 101 Mendota Heights, MN 55120 Attn: Onbase - Reorganization Department	By mail: Equiniti Trust Company, LLC Operations Center Attn: Onbase - Reorganization Department 1110 Centre Pointe Curve Suite # 101 Mendota Heights, MN 55120

Questions and requests for assistance may be directed to the Information Agent at its addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

7 Penn Plaza

New York, New York 10001

(212) 929-5500

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com